UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Unaudited Condensed Consolidated Financial Statements as of March 31, 2016

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2016

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2016 AND 2015

NORTEL INVERSORA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2016

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of March 31, 2016 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2.	Telecom Group’s activities for the three-month periods ended March 31, 2016 (“1Q16”) and 2015 (“1Q15”)

Total revenues and other income for 1Q16 amounted to $12,466 (+40.4% vs. 1Q15), operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– amounted to $10,475 (+45.4% vs. 1Q15), operating income before depreciation and amortization amounted to $3,388 (+28.9% vs. 1Q15) – representing 27.2% of consolidated revenues–, operating income amounted to $1,991 (+18.9% vs. 1Q15) and net income amounted to $934 (-10.5% vs. 1Q15). Net income attributable to Telecom Argentina amounted to $925 (-10.0% vs. 1Q15).

			Variation
	1Q16	1Q15	$	%
Revenues	12,455	8,872	3,583	40.4
Other income	11	7	4	57.1
Operating costs without depreciation and amortization	(9,078)	(6,250)	(2,828)	45.2
Operating income before depreciation and amortization	3,388	2,629	759	28.9
Depreciation and amortization	(1,375)	(957)	(418)	43.7
Gain on disposal of PP&E and impairment of PP&E	(22)	3	(25)	n/a
Operating income	1,991	1,675	316	18.9
Financial results, net	(550)	(78)	(472)	n/a
Income before income tax expense	1,441	1,597	(156)	(9.8)
Income tax expense	(507)	(554)	47	(8.5)
Net income	934	1,043	(109)	(10.5)

Attributable to:
Nortel (Controlling Company)	514	573	(59)	(10.3)
Non-controlling interest	420	470	(50)	(10.6)
	934	1,043	(109)	(10.5)

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	49.22	54.87
Class “B” Preferred Shares	171.11	190.75

•	Total revenues and other income

During 1Q16 consolidated total revenues increased 40.4% (+$3,583 vs. 1Q15) amounting to $12,455 mainly fueled by the mobile services provided by Personal, Broadband and data transmission businesses.

			Variation
	1Q16	1Q15	$	%
Services
Retail Voice
Monthly Charges	458	312	146	46.8
Measured Services	493	409	84	20.5
Others	24	24	—	—
Wholesale Voice
Fixed and mobile interconnection	237	155	82	52.9
Others	115	80	35	43.8
Data	689	407	282	69.3
Internet	1,390	973	417	42.9
Subtotal Fixed Services	3,406	2,360	1,046	44.3
Retail Voice
Monthly Charges	1,228	954	274	28.7
Measured Services	512	535	(23)	(4.3)
Roaming	93	85	8	9.4
Others	216	128	88	68.8
Wholesale Voice
Interconnection	361	392	(31)	(7.9)
Roaming	85	79	6	7.6
Mobile leases	19	10	9	90.0
Data	1,735	1,845	(110)	(6.0)
Internet	2,202	1,188	1,014	85.4
Subtotal Mobile Services - Personal	6,451	5,216	1,235	23.7

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2016

 I

NORTEL INVERSORA S.A.

			Variation
	1Q16	1Q15	$	%
Retail Voice
Monthly Charges	77	51	26	51.0
Measured Services	81	77	4	5.2
Roaming	3	3	—	—
Others	40	17	23	135.3
Wholesale Voice
Interconnection	27	20	7	35.0
Roaming	4	4	—	—
Others	3	2	1	50.0
Data	99	80	19	23.8
Internet	214	129	85	65.9
Subtotal Mobile Services – Núcleo	548	383	165	43.1
Revenue from services	10,405	7,959	2,446	30.7
Equipment
Fixed Services	33	10	23	230.0
Mobile Services- Personal	1,957	881	1,076	122.1
Mobile Services – Núcleo	60	22	38	172.7
Revenue from equipment sales	2,050	913	1,137	124.5

Total Revenues	12,455	8,872	3,583	40.4

Services revenues amounted to $10,405 (+30.7% vs. 1Q15) and represented 83.5 % of consolidated revenues (vs. 89.7% in 1Q15). Equipment revenues increased 124.5%, amounting to $2,050 and represented 16.5% of consolidated revenues (vs. 10.3% in 1Q15).

Fixed Services

During 1Q16, services revenues generated by this segment amounted to $3,406 (+$1,046 or 44.3% vs. 1Q15), where Internet revenues have grown the most (+$417 or +42.9% vs. 1Q15), followed by data transmission services (+$282 or +69.3% vs. 1Q15) and voice retail services (+$230 or +30.9% vs. 1Q15).

➢	Voice

Voice retail revenues (including regulated services) reached $975 in 1Q16 (+30.9% vs. 1Q15). Revenues from regulated services reached approximately 24% of the segment services revenues in 1Q16 (vs. 27% in 1Q15).

Monthly Charges and Supplementary Services increased $146 or +46.8% vs. 1Q15, reaching $458. The increase was mainly due to higher Supplementary Services revenues (not regulated) amounting to $26, which was mainly related to an increase in their prices and, to a lesser extent, to the increase in the subscriber base. It also includes higher monthly charges to commercial, professional and government customers amounting to $120.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Long Distance services) amounted to $493 (+$84 or 20.5% vs. 1Q15), mainly due to the increase in plans prices (both in local and long national distance), keeping the current subscribers base. According to this, local measured service revenues increased 25.9% vs. 1Q15 and DLD revenues increased 18.4% vs. 1Q15. The Average Monthly Revenue per User (“ARBU”) amounted to $80.9 pesos per month in 1Q16 vs. $60.5 pesos per month amounted in 1Q15, representing an increase of 33.7%. The remaining retail voice revenues amounted to $24 in 1Q16 (the same as in 1Q15).

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA amounting to $85) amounted to $352 in 1Q16 (+49.8% vs. 1Q15). Interconnection fixed and mobile revenues amounted to $237 and the other wholesale revenues amounted to $115 in 1Q16 (+43.8% vs. 1Q15), mainly due to higher prices related to cell sites rentals due to the variation of the $/US$ exchange rate.

➢	Data

Data revenues (including the revenues generated by the subsidiary Telecom USA amounted to $2) amounted to $689 (+$282 vs. 1Q15). These revenues were generated focusing on the Company’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to the variation of the $/US$ exchange rate related to agreements settled in such foreign currency and to the increase in the number of Innovation services’ customers (in particular Integra service, which increased $61 vs. 1Q15).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2016

 II

NORTEL INVERSORA S.A.

➢	Internet

Internet revenues amounted to $1,390 (+$417 or +42.9% vs. 1Q15) mainly due to the expansion of the Broadband customers (+2.3% vs. 1Q15) and an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $248.8 pesos per month in 1Q16 vs. $178.5 pesos per month in 1Q15 (+39.4%). As of March 31, 2016, Telecom Argentina reached approximately 1,809,000 ADSL customers. These connections represent approximately 45.1% of Telecom Argentina’s fixed lines in service (vs. 43.4% in 1Q15). The churn rate per month amounted to 1.4% in 1Q16 (vs. 1.3% in 1Q15).

Internet services revenues represent 11.2% of consolidated revenues (vs. 11.0% 1Q15) and 40.8% of Fixed Services segment services revenues (vs. 41.2% in 1Q15).

Personal Mobile Services

During 1Q16, total services revenues amounted to $6,451 (+$1,235 or 23.7% vs. 1Q15), being the principal business segment in revenues terms (62.0% and 65.5% of services consolidated revenues in 1Q16 and 1Q15, respectively). Personal reached 19.7 million subscribers in Argentina (+1.7% vs. 1Q15). Approximately 67% of the subscriber base is prepaid subscribers and 33% is postpaid subscribers (including “Cuentas claras” and postpaid Mobile Internet dongles). The churn rate per month amounted to 2.9% in 1Q16 (vs. 3.3% in 1Q15).

➢	Voice

Voice retail revenues amounted to $2,049 in 1Q16 (+20.4% vs. 1Q15). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Cuentas claras” subscriber base and prepaid services and to the net variation of the subscriber base showing an increase in “Cuentas claras” subscribers (+8.6% vs. 1Q15) and postpaid subscribers (+4.9% vs. 1Q15) and a decrease in prepaid subscribers (-0.6% vs. 1Q15).

Voice wholesale revenues amounted to $465 in 1Q16 (-3.3% vs. 1Q15), mainly due to the decrease in interconnection services (mainly TLRD and CPP).

➢	Data

Mobile data services revenues amounted to $1,735 (-$110 or -6.0% vs. 1Q15). This situation is related to the main component of VAS revenues, SMS consumption, which decreased $219 or -21.7% vs. 1Q15, experiencing a decrease in TOU (-69.0% vs. 1Q15). Nevertheless, this effect was partially offset by the constant SMS with contents sales increase as a result of several campaigns launched by Personal, which represented an inter-annual increase of $88 or 11.2%.

➢	Internet

Mobile Internet revenues amounted to $2,202 (+$1,014 or +85.4% vs. 1Q15). This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing. Internet flat rate services revenues have decreased mainly due to the decrease of Mobile Internet dongles subscribers (-17% vs.1Q15).

As a consequence of the increase in VAS use (Internet and data), ARPU increased to $104.4 pesos per month in 1Q16 (vs. $86.2 pesos per month in 1Q15), which represents an increase of 21.1%.

VAS revenues (data and Internet) amounted to $3,937 (+29.8% vs. 1Q15) and represented 61.0% of Personal Mobile Services’ services revenues (vs. 58.1% in 1Q15).

Núcleo Mobile Services

This segment generated services revenues equivalent to $548 during 1Q16 (+$165 or 43.1% vs. 1Q15) mainly due to the Internet revenues increase (+65.9% vs. 1Q15), mainly related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of March 31, 2016, Núcleo’s subscriber base reached 2.6 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 80% and 20% in 1Q16, respectively.

VAS revenues (data and Internet) amounted to $313 (+49.8% vs. 1Q15) and represented 57.1% of Núcleo Mobile Services segment services revenues (vs. 54.6% in 1Q15).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2016

 III

NORTEL INVERSORA S.A.

The Telecom Group’s services revenues increased 30.7%. Data and Internet services revenues from all segments have maximized Telecom Group’s services revenues showing a 36.9% increase vs. 1Q15, increasing its relative weight over total services revenues according to the following table:

	Three-month periods ended March 31,				Variatión % 1Q16 vs. 1Q15
	2016	%	2015	%
Voice - Retail	3,225	31	2,595	33	24.9
Voice - Wholesale	851	8	742	9	7.1
Total Voicce	4,076	39	3,337	42	32.1
Data	2,523	24	2,332	29	22.4
Internet	3,806	37	2,290	29	22.0
Total services revenues	10,405	100	7,959	100	30.7

Equipment

Revenues from equipment amounted to $2,050, +$1,137 or +124.5% vs. 1Q15. This increase is mainly related to the Personal Mobile Services with an increase of $1,076 vs. 1Q15 due to higher handsets sold (+37% vs. 1Q15) and higher handset’s sale prices (+64% vs. 1Q15) resulting in a significantly higher operating margin of handsets in this segment (+$288 or +100.0% vs. 1Q15).

•	Operating costs

Consolidated operating costs –including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– totaled $10,475 in 1Q16, which represents an increase of $3,271 or +45.4% vs. 1Q15. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Authority, the increase in the cost of equipment and handsets, the increase of VAS costs, the increase in bad debt expenses, higher agent commissions and higher depreciations and amortizations.

			Variation		Variation in $ by segment
	1Q16	1Q15	$	%	Fixed Serv.	Personal M. Serv.	Núcleo M. Serv.	Nortel
Employee benefit expenses and severance payments	(2,175)	(1,544)	(631)	40.9	(474)	(144)	(13)	—
Interconnection costs and other telecommunication charges	(707)	(500)	(207)	41.4	(101)	(87)	(19)	—
Fees for services, maintenance, materials and supplies	(1,096)	(892)	(204)	22.9	(130)	(57)	(17)	—
Taxes and fees with the Regulatory Authority	(1,209)	(874)	(335)	38.3	(79)	(249)	(7)	—
Commissions	(1,231)	(823)	(408)	49.6	(13)	(371)	(24)	—
Agent commissions capitalized as SAC	341	200	141	70.5	2	138	1	—
Cost of equipment and handsets	(1,534)	(660)	(874)	132.4	(26)	(797)	(51)	—
Cost of equipment and handsets capitalized as SAC	35	20	15	75.0	—	9	6	—
Advertising	(192)	(191)	(1)	0.5	—	6	(7)	—
Cost of VAS	(390)	(293)	(97)	33.1	(7)	(85)	(5)	—
Provisions	(14)	(93)	79	(84.9)	49	30	—	—
Bad debt expenses	(255)	(183)	(72)	39.3	7	(64)	(15)	—
Other operating expenses	(651)	(417)	(234)	56.1	(125)	(96)	(12)	(1)
Subtotal	(9,078)	(6,250)	(2,828)	45.2	(897)	(1,767)	(163)	(1)
Depreciation of PP&E	(933)	(677)	(256)	(37.8)	(81)	(122)	(53)	—
Amortization of SAC and service connection charges	(339)	(216)	(123)	56.9	(9)	(105)	(9)	—
Amortization of other intangible assets	(103)	(64)	(39)	60.9	(1)	(38)	—	—
Gain on disposal of PP&E and impairment of PP&E	(22)	3	(25)	n/a	3	(29)	1	—
Total operating costs	(10,475)	(7,204)	(3,271)	45.4	(985)	(2,061)	(224)	(1)

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $2,175 (+$631 or +40.9% vs. 1Q15). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,295 by the end of 1Q16, (vs. 16,363 employees in 1Q15), lines in service per employee reached 365 in the Fixed Services segment (slightly lower than 1Q15), subscribers per employee reached 4,020 (+2.8% vs. 1Q15) in the Personal Mobile Services segment and subscribers per employee reached 6,244 (similar to 1Q15) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $707 (+$207 or +41.4% vs. 1Q15). The increase was mainly due to higher TLRD and roaming costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2016

 IV

NORTEL INVERSORA S.A.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $1,096, +$204 or +22.9% vs. 1Q15. The increase was mainly due to higher maintenance costs of radio bases in the mobile services segments, as a result of the variation in the $/US$ exchange rate, an increase in technical assistance cost of radio bases, higher system licenses costs, higher costs of sites location and higher storage costs. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to $1,209 (+38.3% vs. 1Q15), influenced mainly by the increase in revenues of fixed and mobile services and by the increase of the IDC related to higher collections and payments to suppliers in 1Q16 vs. 1Q15.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $1,231 (+$408 or +49.6% vs. 1Q15). The increase was mainly due to the increase in Agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention costs recognized to them and the increase of outsourced sales commissions and collection commissions.

On the other hand, agent commissions capitalized as SAC amounted to $341, +$141 or +70.5% vs.1Q15, and it’s directly related to the increase in the “Cuentas claras” subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $1,534 (+$874 or +132.4% vs. 1Q15) mainly due to the increase in the units of handsets sold (+37% vs. 1Q15) and the increase in the average unit cost of sales (+72% vs. 1Q15) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold amounted to $35, +$15 or +75.0% vs. 1Q15.

Advertising

Advertising amounted to $192 (+$1 vs. 1Q15).

Cost of VAS

Cost of VAS amounted to $390 (+$97 or +33.1% vs. 1Q15). The increase was mainly due to the increase of VAS sales in the Personal Mobile Services segment, especially the SMS with content service, which grew as a consequence of several campaigns launched by Personal.

Provisions

Provisions amounted to $14, -$79 or -84.9% vs. 1Q15. The decrease was mainly due to lower labor claims (-$13 vs. 1Q15), lower civil and commercial claims (-$42 vs. 1Q15) and lower regulatory and municipal contingencies (-$25 vs. 1Q15).

Bad debt expenses

Bad debt expenses amounted to $255 (+$72 or +39.3% vs. 1Q15), representing approximately 2.0% and 2.1% of the consolidated revenues in 1Q16 and 1Q15, respectively. The major increase is observed in the Personal Mobile Services segment by $79 as a consequence of higher aging of the accounts receivables and higher incidence of handsets sales directly financed by Personal to its postpaid and “Cuentas claras” subscribers. These charges have been partially offset in Telecom Argentina by $7 in the Government and Corporate segment as a consequence of the collection from some governmental entities.

Other operating costs

Other operating costs amounted to $651 (+$234 or +56.1% vs. 1Q15). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses (+$109 or +76.8% vs. 1Q15), among others, in the operations in Argentina; the increase of rent prices (+$57 or +46.7% vs. 1Q15), as a result of new agreements and the renegotiation of some of the existing ones and the increase of the consumption of electricity (+$69 or +77.5% vs. 1Q15).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2016

 V

NORTEL INVERSORA S.A.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $3,388 in 1Q16 (+$759 or 28.9% vs. 1Q15), representing 27.2% of consolidated revenues in 1Q16 (vs. 29.6% in 1Q15). This growth was mainly fueled by the Fixed Services segment (+$186 or +29.8% vs. 1Q15) and Personal Mobile Services segment (+$534 or +28.7% vs. 1Q15).

Operating income before depreciation and amortization generated by equipment and handset sales (including SAC capitalization) amounted to $551 in 1Q16 vs. $273 in 1Q15 (+$278 or 101.8% vs. 1Q15), while operating income before depreciation and amortization generated by services sales amounted to $2,843 in 1Q16 vs. $2,361 in 1Q15 (+$482 or +20.4% vs. 1Q15).

Depreciation and amortization

Depreciation and amortization amounted to $1,375 (+$418 or +43.7% vs. 1Q15). The increase in depreciation and amortization includes $256 from PP&E depreciation, $39 from amortization of intangible assets without SAC and $123 from amortization of SAC and service connection costs. The increase in depreciation and amortization corresponds 27% to the Fixed Services segment and 73% to the mobile services segments.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E and impairment of PP&E amounted to a loss of $22 1Q16 and to a gain of $3 in 1Q15, respectively, and were mainly related to the Personal Mobile Services segment.

•	Operating income

Operating income amounted to $1,991 in 1Q16 (+$316 or 18.9% vs. 1Q15). The margin over consolidated revenues represented 16.0% in 1Q16 (vs. 18.9% in 1Q15). This growth was mainly fueled by the Personal Mobile Services segment (+$240 or +18.0% vs. 1Q15) and the Fixed Services segment (+$98 or +33.4% vs. 1Q15).

•	Financial results, net

Net financial results resulted in a net loss of $550, representing an increase of $472 vs. 1Q15. The higher loss was mainly due to higher net foreign currency exchange losses (+$353 vs. 1Q15) and higher interests on loans (+$268 vs. 1Q15), partially offset by higher interests on receivables (+$22 vs. 1Q15) and higher investments results (+$153 vs. 1Q15).

•	Net income

Nortel reached a net income of $934 in 1Q16, -$109 or -10.5% as compared to 1Q15, representing 7.5% of the consolidated revenues in 1Q16 (vs. 11.8% in 1Q15). Net income attributable to Nortel amounted to $514 in 1Q16, -$59 or -10.3% as compared to 1Q15.

•	Net financial debt

As of March 31, 2016, consolidated net financial debt (Cash and Cash Equivalents plus financial investments minus financial debt) amounted to $3,225, showing a decrease of $3,932 as compared to the consolidated net financial asset as of March 31, 2015 (amounting to $707). This variation was mainly due to a decrease in the generation of cash from operating activities of the Telecom Group, mainly by higher CAPEX –which include the remaining acquisition of the 4G licenses amounting to $2,256 in June 2015-, higher income tax payments and cash dividends paid to its shareholders’. As of March 31, 2016, the Fixed Services segment has a net financial debt of $198, the Personal Mobile Services segment has a net financial debt of $2,566 and the Núcleo Mobile Services segment has a net financial debt of $530.

•	Capital expenditures (CAPEX)

CAPEX composition for 1Q16 and 1Q15 is as follows:

	In millions of $		% of participation		Variation
	1Q16	1Q15	1Q16	1Q15	$	%
Fixed Services	582	336	31%	39%	246	73%
Personal Mobile Services	1,194	469	63%	54%	725	155%
Núcleo Mobile Services	126	59	7%	7%	67	114%
Total CAPEX	1,902	864	100%	100%	1,038	120%

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2016

 VI

NORTEL INVERSORA S.A.

PP&E CAPEX amounted to $1,472 and intangible assets CAPEX amounted to $430 in 1Q16, while in 1Q15 amounted to $623 and $241, respectively.

In relative terms, CAPEX represented 15.3% of consolidated revenues in 1Q16 (9.7% in 1Q15), and were intended mainly for the external wiring and network access equipment, to the initial deployment of the new 4G network, transmission and switching equipment, computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for 1Q16 and 1Q15 are as follows:

	In millions of $		% of participation		Variation
	1Q16	1Q15	1Q16	1Q16	1Q15	1Q16
Fixed Services	833	404	35%	40%	429	106%
Personal Mobile Services	1,313	522	56%	53%	791	152%
Núcleo Mobile Services	217	68	9%	7%	149	219%
Total additions	2,363	994	100%	100%	1,369	138%

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed offered to customers; deployment of 3G and 4G services to support the growth of mobile Internet, improvement of the quality service together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

3.	Summary of comparative consolidated statements of financial position

	March 31,
	2016	2015	2014	2013	2012
Current assets	12,682	7,292	9,474	7,496	5,889
Non-current assets	28,244	19,877	14,556	11,129	9,993
Total assets	40,926	27,169	24,030	18,625	15,882
Current liabilities	18,200	8,428	8,831	5,841	5,713
Non-current liabilities	3,950	2,783	2,038	1,781	1,680
Total liabilities	22,150	11,211	10,869	7,622	7,393
Equity attributable to Nortel (Controlling Company)	10,186	8,758	7,171	5,915	4,396
Equity attributable non-controlling interest	8,590	7,200	5,990	5,088	4,093
Total Equity	18,776	15,958	13,161	11,003	8,489
Total liabilities and equity	40,926	27,169	24,030	18,625	15,882

4.	Summary of comparative consolidated income statements

	1Q16	1Q15	1Q14	1Q13	1Q12
Revenues and other income	12,466	8,879	7,476	6,073	5,130
Operating costs	(10,475)	(7,204)	(6,103)	(4,961)	(4,100)
Operating income	1,991	1,675	1,373	1,112	1,030
Financial results, net	(550)	(78)	(28)	135	47
Income before income tax expense	1,441	1,597	1,345	1,247	1,077
Income tax expense	(507)	(554)	(440)	(437)	(386)
Net income	934	1,043	905	810	691
Other comprehensive income, net of tax	189	—	206	63	24
Total comprehensive income	1,123	1,043	1,111	873	715
Attributable to Nortel (Controlling Company)	581	573	568	458	374
Attributable to non-controlling interest	542	470	543	415	341

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2016

 VII

NORTEL INVERSORA S.A.

5.	Statistical data (in physical units)

❖	Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

	1Q16		1Q15		1Q14		1Q13		1Q12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,551	—	3,551	13	3,528	(8)	3,808	2	3,800	3
NGN lines	1,366	14	1,277	52	1,176	12	1,092	47	955	(41)
Installed lines (a)	4,917	14	4,828	65	4,704	4	4,900	49	4,755	(38)

Lines in service (b)	4,010	(33)	4,077	(16)	4,108	(16)	4,109	(19)	4,138	(3)

Customers lines (c)	3,937	(32)	4,001	(15)	4,028	(16)	4,027	(18)	4,054	(3)

Public phones installed	26	(1)	29	(1)	33	(1)	36	(1)	39	(1)

Lines in service per 100 inhabitants (d)	19	—	19	—	20	1	20	—	21	1

Lines in service per employee (e)	365	(6)	370	—	373	(2)	371	1	370	(3)

a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels.
c)	The number of customers is measured in relation to the physical occupation of network resources.
d)	Corresponding to the Northern Region of Argentina.
e)	Defined as lines in service / number of actual employees.

Internet (in thousands)

	1Q16		1Q15		1Q14		1Q13		1Q12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Total ADSL subscribers	1,809	(5)	1,768	(3)	1,714	7	1,626	(3)	1,566	16

❖	Mobile services

Personal (in thousands, except for subscriber per employee disclosed in units)

	1Q16		1Q15		1Q14		1Q13		1Q12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	2,132	(3)	2,033	(122)	2,365	(52)	2,415	29	2,226	48

“Cuentas claras” plans (i)	4,275	59	3,938	(55)	3,856	(23)	3,583	106	3,176	37

Prepaid subscribers (ii)	13,140	(48)	13,217	(45)	13,461	(79)	12,763	43	12,672	258

Dongles (iii)	117	—	144	(31)	231	(21)	353	(39)	473	11

Total subscribers	19,664	8	19,332	(253)	19,913	(175)	19,114	139	18,547	354

Lines per employee	4,025	—	3,909	—	3,911	—	3,642	—	3,734	—

(i)	Lines which are paid through customer billing.
(ii)	Prepaid lines which were refilled at least once in the last 13 months.
(iii)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras”, and prepaid contracts.

Núcleo (in thousands, except for subscriber per employee disclosed in units)

	1Q16		1Q15		1Q14		1Q13		1Q12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	27	(1)	28	(1)	28	(1)	29	(1)	30	1

“Plan control” subscribers (i)	393	17	332	13	304	7	270	9	227	7

Prepaid subscribers (ii)	2,045	19	2,021	22	1,929	(7)	1,888	16	1,829	37

Dongles (iii)	95	(15)	123	(6)	147	(6)	142	10	110	10

Subtotal mobile	2,560	20	2,504	28	2,408	(7)	2,329	34	2,196	55

Internet subscribers - Wimax	6	—	5	—	5	—	6	—	7	(1)

Total subscribers	2,566	20	2,509	28	2,413	(7)	2,335	34	2,203	54

Lines per employee (iv)	6,244	—	6,229	—	5,761	—	5,354	—	5,119	—

(i)	Lines which are paid through customer billing.
(ii)	Prepaid lines which were refilled at least once in the last 13 months.
(iii)	Corresponds to mobile Internet subscribers with post-paid, “Plan control” and prepaid contracts.
(iv)	Internet Wimax subscribers are not included.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2016

 VIII

NORTEL INVERSORA S.A.

6.	Consolidated ratios

	1Q16	1Q15	1Q14	1Q13	1Q12
Liquidity (1)	0.70	0.87	1.07	1.28	1.03
Solvency (2)	0.85	1.42	1.21	1.44	1.15
Locked-up capital (3)	0.69	0.73	0.61	0.60	0.63

(1)	Current assets/Current liabilities.
(2)	Total equity/Total liabilities.
(3)	Non-current assets/Total assets.

7.	Outlook

A new political, economic and regulatory environment for the telecommunications industry is being developed in 2016. Activity levels will continue depending on the country’s macroeconomic situation and, in particular, on the purchasing power and levels of consumption of our customers. We are aware that in the first half of 2016 readjustments in prices of many goods and services are being implemented as a result of their adaptation to changes in the US dollar exchange rate, after certain exchange restrictions were eliminated and the subsidy policy of several public services was reduced. However, a deceleration of the inflation rate and a reactivation of the economic activity are expected during the second half of 2016.

We are confident that our products and services demand will remain at fair levels, especially those related to the fixed and mobile Internet usage, taking into account the innovative offerings that the Telecom Group is planning to launch in the market.

The fixed telephony evolution will continue in line with the trend in recent years, influenced by the maturity of the market. The steadily deploying of the “Ultra-Broadband” will continue for Broadband, with new technologies replacing copper with optical fiber in different points of the network. During 2016, Telecom Argentina expects to add 4,000 kilometers of optical fiber to the existing 22,000 kilometers, expanding the network capacity throughout the country, granting more speed and security to our customers’ consumption. Telecom Argentina will continue providing convergent solutions to the corporate segment with a portfolio that provides customers next-generation “Datacenter” services.

To maximize business, Personal will continue to focus on the quality of service, innovation and the deployment of the LTE/4G network at national level. Personal will also continue to work on optimizing the customers’ experience to offer the best “User experience”, improving the coverage and speed of the network. 3G technology will also be expanded with new frequencies and more investment, thus continuing with the technological conversion and capacity enlargement of the network. This infrastructure improvement comes together with the evolution of the “Data Centric” offering in line with the evolution of the mobile market and the new business model that requires evolution and simplification.

Customer service quality will continue to focus mainly on the efficiency of channels and segmentation of the service customer with a customer-centric vision. The self-management channel will also continue to be encouraged (promoting the use of social networks), in order to simplify more and more the customers’ management and control over their lines.

Operational excellence will remain a goal to aim a better use of the physical, human and technological resources of the Group so as to continue meeting profitability expectations of our stakeholders without neglecting the business profitability.

The strategy implemented by the Telecom Argentina’s Management, renewed with the incorporation of a new indirect controlling shareholder and its management team, will procure to lead the convergent connectivity of people, homes and companies. The Telecom Group believes that this goal will be achieved by placing customers and their experience in the core of the operation, developing an innovative offering, establishing an agile and excellent organization, strengthening the employees’ satisfaction and commitment, implementing a major investment plan and reaffirming day by day its commitment to the country and its people.

Baruki González
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2016

 IX

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		March 31,	December 31,
ASSETS	Note	2016	2015
Current Assets
Cash and cash equivalents	2	726	937
Investments	2	827	1,430
Trade receivables	2	6,934	5,663
Other receivables	2	1,392	1,346
Inventories	2	2,803	2,193
Total current assets		12,682	11,569
Non-Current Assets
Trade receivables	2	677	481
Income tax assets	2	308	265
Other receivables	2	327	272
Investments	2	146	333
Property, plant and equipment (“PP&E”)	2	19,126	17,963
Intangible assets	2	7,660	7,659
Total non-current assets		28,244	26,973
TOTAL ASSETS		40,926	38,542
LIABILITIES
Current Liabilities
Trade payables	2	11,261	9,874
Deferred revenues	2	411	477
Financial debt	2	3,412	3,451
Salaries and social security payables	2	1,238	1,262
Income tax payables	2	724	450
Other taxes payables	2	863	1,163
Other liabilities	2	64	61
Provisions	6	227	207
Total current liabilities		18,200	16,945
Non-Current Liabilities
Trade payables	2	52	52
Deferred revenues	2	449	457
Financial debt	2	1,511	1,449
Salaries and social security payables	2	155	157
Deferred income tax liabilities	2	466	553
Income tax payables	2	9	10
Other liabilities	2	114	101
Provisions	6	1,194	1,165
Total non-current liabilities		3,950	3,944
TOTAL LIABILITIES		22,150	20,889
EQUITY
Equity attributable to Nortel (Controlling Company)		10,186	9,605
Equity attributable to non-controlling interest		8,590	8,048
TOTAL EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)	7	18,776	17,653
TOTAL LIABILITIES AND EQUITY		40,926	38,542

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended March 31,
	Note	2016	2015
Revenues	2	12,455	8,872
Other income	2	11	7
Total revenues and other income		12,466	8,879
Employee benefit expenses and severance payments	2	(2,175)	(1,544)
Interconnection costs and other telecommunication charges	2	(707)	(500)
Fees for services, maintenance, materials and supplies	2	(1,096)	(892)
Taxes and fees with the Regulatory Authority	2	(1,209)	(874)
Commissions	2	(890)	(623)
Cost of equipments and handsets	2	(1,499)	(640)
Advertising	2	(192)	(191)
Cost of VAS	2	(390)	(293)
Provisions	6	(14)	(93)
Bad debt expenses	2	(255)	(183)
Other operating expenses	2	(651)	(417)
Depreciation and amortization	2	(1,375)	(957)
Gain on disposal of PP&E and impairment of PP&E	2	(22)	3
Operating income		1,991	1,675
Finance income	2	373	116
Finance expenses	2	(923)	(194)
Income before income tax expense		1,441	1,597
Income tax expense	2	(507)	(554)
Net income for the period		934	1,043

Attributable to:
Nortel (Controlling Company)		514	573
Non-controlling interest		420	470
		934	1,043

Earnings per share attributable to Nortel – basic and diluted	1.d
Ordinary shares		49.22	54.87
Class “B” Preferred Shares		171.11	190.75

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended March 31,
	2016	2015

Net income for the period	934	1,043

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	196	—
Subsidiaries’ NDF effects classified as hedges	(7)	—
Other components of the comprehensive income, net of tax	189	—

Total comprehensive income for the period	1,123	1,043

Attributable to:
Nortel (Controlling Company)	581	573
Non-controlling interest	542	470
	1,123	1,043

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel (Controlling Company)
	Capital stock (1)		Inflation adjustment of capital stock	Share issue premiums (1)	Subsidiary’s treasury shares acquisition effect (2)	Legal reserve	Voluntary reserve for future dividends payments	Special reserve for IFRS implemen- tation	Other compre- hensive income	Retained earnings	Total	Equity attributable to non-controlling interest	Total Equity
	Common stock	Preferred shares
Balances as of January 1, 2015	53	15	108	15	(155)	180	5,531	204	195	2,039	8,185	6,751	14,936
Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	(21)	(21)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	573	573	470	1,043
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Comprehensive Income	—	—	—	—	—	—	—	—	—	573	573	470	1,043

Balances as of March 31, 2015	53	15	108	15	(155)	180	5,531	204	195	2,612	8,758	7,200	15,958

Balances as of January 1, 2016	53	15	108	15	(155)	180	7,000	204	294	1,891	9,605	8,048	17,653
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	514	514	420	934
Other comprehensive income	—	—	—	—	—	—	—	—	67	—	67	122	189
Total Comprehensive Income	—	—	—	—	—	—	—	—	67	514	581	542	1,123

Balances as of March 31, 2016	53	15	108	15	(155)	180	7,000	204	361	2,405	10,186	8,590	18,776

(1) As of March 31, 2016 and 2015 all shares of common stock and Series “B” Preferred shares were issued and fully paid.

(2) See Note 7 – Equity to these consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 26, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Three-month periods ended March 31,
	Note	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		934	1,043
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses		255	183
Allowance for obsolescence of inventories, materials and other deducted from assets		22	12
Depreciation of PP&E	2	933	677
Amortization of intangible assets	2	442	280
Consumption of materials	2	94	68
Gain on disposal of PP&E and impairment of PP&E	2	22	(3)
Net book value of disposals of PP&E		7	1
Provisions	6	14	93
Interest and other financial losses		230	72
Income tax expense	2	507	554
Income tax paid	3	(415)	(352)
Net increase in assets	3	(2,367)	(387)
Net increase (decrease) in liabilities	3	757	(1,078)
Total cash flows provided by operating activities	3	1,435	1,163
CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(1,768)	(1,089)
Intangible asset acquisitions	3	(443)	(264)
Proceeds from the sale of PP&E		9	5
Investments not considered as cash and cash equivalents	3	951	(13)
Total cash flows used in investing activities		(1,251)	(1,361)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	1,328	353
Payment of financial debt	3	(1,421)	(9)
Payment of interest and related expenses	3	(351)	(53)
Payment of cash dividends and related withholding tax		(1)	—
Total cash flows provided by (used in) financing activities		(445)	291

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		50	5

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(211)	98
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		937	863
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		726	961

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2016 AND 2015

(In millions of Argentine pesos, except as otherwise indicated)

NORTEL INVERSORA S.A.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

ADS: Nortel’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A type of digital subscriber line technology (DSL); a data communications technology that enables faster data transmission over copper lines than a conventional voiceband modem can provide.

AFTIC (Autoridad Federal de Tecnologías de la Información y de las Comunicaciones): The decentralized and autonomous agency in the scope of the PEN appointed as the Regulatory Authority in the LAD. AFTIC was replaced by the ENACOM.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Telecom Argentina: Telecom Argentina S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LLC, Sofora’s controlling company.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law.

LGS (Ley General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-Deliverable Forward.

Nortel: Nortel Inversora S.A.

Núcleo: Núcleo S.A.

NORTEL INVERSORA S.A.

NYSE: New York Stock Exchange.

PCS (Personal Communications Service): A mobile communications service with systems that operate in a similar manner to cellular systems.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine Government.

Personal: Telecom Personal S.A.

Personal Envíos: Personal Envíos S.A.

PP&E: Property, plant and equipment.

Regulatory Authority: Previously, the SC, the CNC and the AFTIC. Since the issuance of the Decree of Need and Urgency No.267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC: Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SCM (Servicio de Comunicaciones Móviles): Mobile Communications Service.

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

SEC: Securities and Exchange Commission of the United States of America.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

SRMC (Servicios de Radiocomunicaciones Móviles Celular): Cellular Mobile Radiocommunications Service.

STM (Servicio Telefónico Móvil): Mobile Telephone Service.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Argentina: Telecom Argentina S.A.

Telecom Group/Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

Telefónica: Telefónica de Argentina S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

NORTEL INVERSORA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)      Basis of preparation and significant accounting policies

As required by the CNV for most of public companies, these consolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29) and in accordance with IFRS as issued by the IASB, as adopted by the CPCECABA.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2015 annual consolidated financial statements which can be consulted at the Company’s website (www.nortelsa.com.ar/inversores).

As of March 31, 2016, entities included in the consolidation process and the respective equity interest owned by Nortel and Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned by Nortel and voting rights (i)	Percentage of capital stock owned by Telecom Argentina and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 4)
Telecom Argentina	(iv) 55.60%			11.08.90	Fixed Services
Personal	0.01%	99.99%	Telecom Argentina	07.06.94	Personal Mobile Services
Micro Sistemas (ii)	0.01%	99.99%	Telecom Argentina	12.31.97	Fixed Services
Telecom USA		100.00%	Telecom Argentina	09.12.00	Fixed Services
Núcleo (iii)		67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)		67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)	Percentage of equity interest owned has been rounded.

(ii)	Dormant entity as of March 31, 2016 and December 31, 2015 and for the three-month periods ended March 31, 2016 and 2015.

(iii)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

(iv)	Corresponds to Nortel’s equity interest in Telecom Argentina as of March 31, 2016, considering Telecom Argentina’s total outstanding shares. Nortel’s equity interest in Telecom Argentina’s total capital amounts to 54.74% as of March 31, 2016.

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in the most recent annual consolidated financial statements.

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Nortel and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended March 31, 2016 was approved by resolution of the Board of Directors’ meeting held on May 9, 2016.

b)     Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized within twelve months after the period-end;
•	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Telecom Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

NORTEL INVERSORA S.A.

•	the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;
•	the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (controlling and non-controlling);
•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

c)	Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d)	Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

The following table sets forth the computation of basic and diluted net income per share for the three-month periods ended on March 31, 2016 and 2015:

	Three-month periods ended March 30,
	2016	2015
Numerator:
Net income attributable to Nortel	514	573
Net income available to Class “B” Preferred Shares	(251.61)	(280.50)
Net income available to common shares	262.39	292.50
Denominator:
Number of common shares outstanding	5,330,400	5,330,400
Basic and diluted net income per common share	49.22	54.87

Class “B” Preferred Shares:
Numerator:
Net income available to Class “B” Preferred Shares	251.61	280.50
Denominator:
Number of Class “B” Preferred Shares outstanding	1,470,455	1,470,455
Basic and diluted net income per Class “B” Preferred Share	171.11	190.75

NORTEL INVERSORA S.A.

NOTE 2 – BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	March 31,	December 31,
CURRENT ASSETS	2016	2015
a) Cash and cash equivalents
Cash	35	25
Banks	309	245
Time deposits	328	217
Other short-term investments	54	450
	726	937
b) Investments
Government bonds at fair value	675	616
Government bonds at fair value – US dollar linked	40	576
Government bonds at amortized cost – US dollar linked	—	133
Provincial and Municipal government bonds at amortized cost – US dollar linked	—	74
Provincial and Municipal government bonds at amortized cost	112	31
	827	1,430

c) Trade receivables
Fixed Services	1,843	1,449
Personal Mobile Services – services sales	3,207	2,860
Personal Mobile Services – equipment sales	2,128	1,558
Núcleo Mobile Services	242	182
Subtotal	7,420	6,049
Allowance for doubtful accounts	(486)	(386)
	6,934	5,663

Movements in the allowance for current doubtful accounts are as follows:

	March 31,	March 31,
	2016	2015
	(3 months)	(3 months)
At the beginning of the year	(386)	(292)
Additions – bad debt expenses	(255)	(180)
Uses	157	111
Currency translation adjustments	(2)	—
At the end of the period	(486)	(361)

	March 31,	December 31,
d) Other receivables	2016	2015
Prepaid expenses	507	346
NDF	422	466
Tax credits	202	165
Expenses reimbursement	90	95
Unionized employees advances	—	57
Restricted funds	23	26
PP&E disposal receivables	1	26
Tax on personal property – on behalf of shareholders	32	25
Receivables for return of handsets under warranty	7	9
Guarantee deposits	6	5
Prepaid expenses related parties (Note 5.c)	—	36
Other	129	115
Subtotal	1,419	1,371
Allowance for other receivables	(27)	(25)
	1,392	1,346

Movements in the allowance for other receivables are as follows:

	March 31,	March 31,
	2016	2015
	(3 months)	(3 months)
At the beginning of the year	(25)	(23)
Additions	(2)	(*) (3)
At the end of the period	(27)	(26)

(*) Included in Bad debt expenses as of March 31, 2015.

NORTEL INVERSORA S.A.

	March 31,	December 31,
e) Inventories	2016	2015
Mobile handsets and others	2,863	2,218
Advances for mobile handsets acquisitions	—	47
Fixed telephones and equipment	30	14
Subtotal	2,893	2,279
Allowance for obsolescence of inventories	(90)	(86)
	2,803	2,193

Movements in the allowance for obsolescence of inventories are as follows:

	March 31,	March 31,
	2016	2015
	(3 months)	(3 months)
At the beginning of the year	(86)	(73)
Additions – Fees for services, maintenance and materials	(17)	(5)
Uses	13	3
At the end of the period	(90)	(75)

Sale and cost of equipment and handsets by business segment is as follows:

	Three-month periods ended March 31,
	2016	2015
	Profit (loss)
Sales of equipment and handsets - Fixed Services	33	10
Cost of equipment and handsets – Fixed Services	(45)	(19)
Total equipment loss – Fixed Services	(12)	(9)
Sales of equipment and handsets – Personal Mobile Services	1,957	881
Cost of equipment and handsets – Personal Mobile Services (net of SAC capitalization)	(1,381)	(593)
Total equipment income – Personal Mobile Services	576	288
Sales of equipment and handsets – Núcleo Mobile Services	60	22
Cost of equipment and handsets – Núcleo Mobile Services (net of SAC capitalization)	(73)	(28)
Total equipment loss – Núcleo Mobile Services	(13)	(6)
Total equipment and handsets sale	2,050	913
Total cost of equipment and handsets (net of SAC capitalization)	(1,499)	(640)
Total income for sale of equipment and handsets	551	273

	March 31,	December 31,
	2016	2015
NON-CURRENT ASSETS
f) Trade receivables
Fixed Services	23	17
Personal Mobile Services – equipment sales	432	300
Núcleo Mobile Services – equipment sales	222	164
	677	481
g) Other receivables
Prepaid expenses	211	166
Credit on SC Resolution No. 41/07 and IDC	84	84
Restricted funds	35	32
Tax on personal property – on behalf of shareholders	31	31
Tax credits	29	29
Guarantee deposits	12	12
Regulatory receivables (Paraguay)	26	22
Other	31	28
Subtotal	459	404
Allowance for regulatory matters	(84)	(84)
Allowance for doubtful accounts (tax on personal property)	(31)	(31)
Allowance for other tax credits	(17)	(17)
	327	272

Movements in the allowance for regulatory matters are as follows:

	March 31,	March 31,
	2016	2015
	(3 months)	(3 months)
At the beginning of the year	(84)	(85)
Uses	—	1
At the end of the period	(84)	(84)

NORTEL INVERSORA S.A.

Movements in the allowance for doubtful accounts (tax on personal property) are as follows:

	March 31,	March 31,
	2016	2015
	(3 months)	(3 months)
At the beginning of the year	(31)	(31)
Additions	—	—
At the end of the period	(31)	(31)

Movements in the allowance for other tax credits are as follows:

	March 31,	March 31,
	2016	2015
	(3 months)	(3 months)
At the beginning of the year	(17)	(17)
Additions	—	—
At the end of the period	(17)	(17)

	March 31,	December 31,
	2016	2015
h) Investments
Government bonds at amortized cost	73	261
Provincial and municipal government bonds at amortized cost	72	62
Tuves Paraguay S.A. shares purchase option	—	9
2003 Telecommunications Fund	1	1
	146	333

i) PP&E
Land, buildings and facilities	1,139	1,088
Computer equipment and software	1,903	1,885
Switching and transmission equipment (i)	4,439	4,368
Mobile network access and external wiring	6,168	5,643
Construction in progress	3,159	3,015
Other tangible assets	565	567
Subtotal PP&E	17,373	16,566
Materials	2,034	1,652
Valuation allowance for materials	(54)	(52)
Impairment of PP&E	(227)	(203)
Total PP&E	19,126	17,963

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance for materials and impairment of PP&E) are as follows:

	March 31,	March 31,
	2016	2015
	(3 months)	(3 months)
At the beginning of the year	18,218	13,933
CAPEX	1,472	623
Materials	461	130
Total PP&E additions	1,933	753
Currency translation adjustments	290	(3)
Consumption of materials	(94)	(68)
Decrease	(7)	(1)
Depreciation of the period	(933)	(677)
At the end of the period	19,407	13,937

Movements in the valuation allowance for materials are as follows:

	March 31,	March 31,
	2016	2015
	(3 months)	(3 months)
At the beginning of the year	(52)	(24)
Additions - Fees for services, maintenance, and materials	(4)	(4)
Uses	2	—
At the end of the period	(54)	(28)

NORTEL INVERSORA S.A.

Movements in the impairment of PP&E are as follows:

	March 31,	March 31,
	2016	2015
	(3 months)	(3 months)
At the beginning of the year	(203)	(100)
Additions – Impairment of PP&E	(24)	(3)
At the end of the period	(227)	(103)

	March 31,	December 31,
j) Intangible assets	2016	2015
SAC – fixed services	111	116
SAC – mobile services	1,260	1,156
Service connection or habilitation costs	108	107
3G/4G licenses	5,346	5,443
PCS license	589	588
Rights of use and exclusivity	245	248
Other intangible assets	1	1
	7,660	7,659

Movements in Intangible assets are as follows:

	March 31,	March 31,
	2016	2015
	(3 months)	(3 months)
At the beginning of the year	7,659	5,331
CAPEX	430	241
Currency translation adjustments	13	—
Amortization of the period	(442)	(280)
At the end of the period	7,660	5,292

CURRENT LIABILITIES	March 31,	December 31,
k) Trade payables	2016	2015
For the acquisition of PP&E	5,412	5,022
For the acquisition of other assets and services	3,185	2,992
For the acquisition of inventory	2,173	1,335
Subtotal suppliers	10,770	9,349
Agent commissions	491	525
	11,261	9,874
l) Deferred revenues
On prepaid calling cards – Fixed and Mobile services	247	312
On connection fees – Fixed Services	79	78
On international capacity rental	44	47
On mobile customer loyalty programs	35	35
From CONATEL – Núcleo Mobile Services	6	5
	411	477
m) Financial debt - Núcleo
Bank overdrafts – principal (Personal)	2,143	3,062
Bank overdrafts – principal (Telecom Argentina)	710	—
Bank overdrafts – principal (Núcleo)	115	84
Bank loans – principal (Núcleo)	366	193
Accrued interest (Personal)	64	104
Accrued interest (Núcleo)	8	8
Accrued interest (Telecom Argentina)	6	—
	3,412	3,451
n) Salaries and social security payables
Annual complementary salaries, vacation and bonuses	868	850
Social security payables	289	324
Termination benefits	81	88
	1,238	1,262
o) Income tax payables
Income tax payables 2015	1,733	1,733
Income tax payables 2016	664	—
Income tax retentions and payments in advance	(1,678)	(1,288)
Law No. 26,476 Tax Regularization Regime	5	5
	724	450

NORTEL INVERSORA S.A.

	March 31,	December 31,
p) Other taxes payables	2016	2015
VAT, net	250	452
Tax withholdings	96	201
Internal taxes	146	111
Tax on SU	105	91
Turnover tax	76	143
Regulatory fees	88	74
Municipal taxes	47	46
Perception Decree No.583/10 ENARD	23	20
Tax on personal property – on behalf of shareholders	32	25
	863	1,163
q) Other liabilities
Compensation for directors and members of the Supervisory Committee	42	38
Guarantees received	13	12
Other	9	11
	64	61

NON-CURRENT LIABILITIES	March 31,	December 31,
r) Trade payables	2016	2015
For the acquisition of PP&E	52	52
	52	52
s) Deferred revenues
On international capacity rental – Fixed Services	281	290
On mobile customer loyalty programs	85	84
On connection fees – Fixed Services	80	79
From CONATEL– Núcleo Mobile Services	3	4
	449	457
t) Financial debt - Núcleo
Notes – principal (Personal) (*)	713	713
Bank loans – principal (Personal)	573	509
Bank loans – principal (Núcleo)	225	227
(*) Net of 8 of debt issuance expenses in both periods.	1,511	1,449

u) Salaries and social security payables
Termination benefits	107	117
Bonuses	48	40
	155	157
v) Income tax payables
Law No. 26,476 Tax Regularization Regime	9	10
	9	10
w) Other liabilities
Pension benefits	107	95
Legal fees	4	4
Other	3	2
	114	101

NORTEL INVERSORA S.A.

x) Income tax assets and deferred income tax

Telecom Group’s and the Company’s income tax assets and deferred income tax asset and liability consist of the following:

	Deferred tax assets				Deferred tax liabilities
As of March 31, 2016	Telecom Argentina	Núcleo	Telecom USA	Total	The Company	Personal	Total
Allowance for doubtful accounts	69	6	1	76	—	197	197
Provisions	312	—	—	312	—	142	142
PP&E	—	17	—	17	—	—	—
Inventory	—	—	—	—	—	114	114
Termination benefits	61	—	—	61	—	—	—
Deferred revenues	75	—	—	75	—	—	—
Pension benefits	38	—	—	38	—	—	—
Other deferred tax assets, net	93	—	—	93	—	—	—
Total deferred tax assets	648	23	1	672	—	453	453
PP&E	(373)	—	—	(373)	—	(224)	(224)
Intangible assets	(84)	—	—	(84)	—	(511)	(511)
Cash dividends from foreign companies	—	(5)	—	(5)	—	(**) (135)	(135)
Investments	—	—	—	—	(4)	(9)	(13)
Other deferred tax liabilities, net	—	—	—	—	—	(36)	(36)
Total deferred tax liabilities	(457)	(5)	—	(462)	(4)	(915)	(919)
Total deferred tax assets (liabilities), net	191	18	1	210	(4)	(462)	(466)

Action for recourse tax receivable of Telecom Argentina	98	—	—	98
Total income tax assets	289	(*) 18	1	308

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2015	Telecom Argentina	Núcleo	Telecom USA	Total	The Company	Personal	Total
Allowance for doubtful accounts	61	8	1	70	—	151	151
Provisions	314	—	—	314	—	129	129
PP&E	—	14	—	14	—	—	—
Inventory	—	—	—	—	—	99	99
Termination benefits	65	—	—	65	—	—	—
Deferred revenues	73	—	—	73	—	—	—
Pension benefits	33	—	—	33	—	—	—
Other deferred tax assets, net	78	4	—	82	—	—	—
Total deferred tax assets	624	26	1	651	—	379	379
PP&E	(390)	—	(1)	(391)	—	(260)	(260)
Intangible assets	(86)	—	—	(86)	—	(478)	(478)
Cash dividends from foreign companies	—	(6)	—	(6)	—	(***) (113)	(113)
Investments	—	—	—	—	(3)	(61)	(64)
Other deferred tax liabilities, net	—	(1)	—	(1)	—	(17)	(17)
Total deferred tax liabilities	(476)	(7)	(1)	(484)	(3)	(929)	(932)
Total deferred tax assets (liabilities), net	148	19	—	167	(3)	(550)	(553)

Action for recourse tax receivable of Telecom Argentina	98	—	—	98	—	—	—
Total income tax assets	246	19	—	265	—	—	—

(*) Includes (2) recorded in Other comprehensive income for the three-months period ended on March 31, 2016.

(**) Includes (18) recorded in Other comprehensive income for the three-months period ended on March 31, 2016.

(***) Includes (25) recorded in Other comprehensive income for the year ended on December 31, 2015 and (12) corresponding to a reclassification of deferred tax liabilities to income tax payables related to withholdings of cash dividends from foreign companies.

y) Aging of assets and liabilities as of March 31, 2016

Date due	Cash and cash equivalents	Investments	Trade receivables	Income tax assets	Other receivables
Total due	—	—	1,689	—	—
Not due
Second quarter 2016	726	608	3,895	—	754
Third quarter 2016	—	—	585	—	425
Fourth quarter 2016	—	50	487	—	127
First quarter 2017	—	169	278	—	86
April 2017 thru March 2018	—	98	668	—	178
April 2018 thru March 2019	—	24	9	—	65
April 2019 and thereafter	—	23	—	—	64
Not date due established	—	1	—	308	20
Total not due	726	973	5,922	308	1,719
Total	726	973	7,611	308	1,719

Balances bearing interest	382	972	1,661	—	—
Balances not bearing interest	344	1	5,950	308	1,719
Total	726	973	7,611	308	1,719

Average annual interest rate (%)	(a)	(b)	(c) (d)	—	—

(a)       328 are assets in US dollars that bear 0.20% and 54 are other short-term investments that bear 42.09% average.

(b)       297 are assets in argentine pesos (32 bearing interests between 15% and 30.4% and 265 are US dollar linked bonds bearing interests between 0.40% and 2.48%), and 675 are assets in foreign currency that bear 7%.

(c)       From due trade receivables 75 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, 741 bear 50% over the Banco de la Nación Argentina notes payable discount rate, 775 bear 49.5% and 26 bear 36%.

(d)       From not due trade receivables 17 bear 45%, 35 bear 8.3% and 3 bear 34.2%.

NORTEL INVERSORA S.A.

Date due	Trade payables	Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Deferred income tax liabilities	Other taxes payables	Other liabilities
Total due	(e) 1,046	—	—	—	—	—	—	—
Not due
Second quarter 2016	8,671	280	2,675	706	710	—	860	55
Third quarter 2016	974	44	452	168	1	—	—	1
Fourth quarter 2016	506	43	118	147	1	—	—	1
First quarter 2017	64	44	167	217	12	—	3	7
April 2017 thru March 2018	44	148	1,364	87	4	—	—	13
April 2018 thru March 2019	—	62	147	36	5	—	—	4
April 2019 and thereafter	8	239	—	32	—	—	—	97
Not date due established	—	—	—	—	—	466	—	—
Total not due	10,267	860	4,923	1,393	733	466	863	178
Total	11,313	860	4,923	1,393	733	466	863	178

Balances bearing interest	89	—	4,765	—	11	—	—	—
Balances not bearing interest	11,224	860	158	1,393	722	466	863	178
Total	11,313	860	4,923	1,393	733	466	863	178

Average annual interest rate (%)	6%	—	(f)	—	9%	—	—	—

(e)	As of the date of these consolidated financial statements, 506 were cancelled.

(f)	3,465 are liabilities in argentine pesos bearing interests between 27.50% and 32.40%, 586 are liabilities in foreign currency bearing three-month LIBOR plus 8.75% and 714 are liabilities in guaraníes bearing interests between 9.30% and 10.25%,

z) Foreign currency assets and liabilities

The following table shows a breakdown of the Company and Telecom Group’s net assessed financial position exposure to currency risk as of March 31, 2016 and December 31, 2015.

03.31.16
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	111	14.600	(iii) 1,617
G	321,457	0.002	829
EURO	4	16.608	70
	Total assets		2,516
Liabilities
US$	(602)	14.700	(8,688)
G	(394,578)	0.002	(1,018)
EURO	(13)	16.758	(214)
	Total liabilities		(9,920)
	Net liabilities		(7,404)

(i)        US$ = United States dollar; G= Guaraníes.

(ii)        As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)       Includes 675 corresponding to Government bonds valued at fair value (equivalent to US$ 44 million).

In order to partially reduce this net liability position in foreign currency the Company and the Telecom Group, as of March 31, 2016, holds investments adjustable to the variation of the US dollar/$ exchange rate (US dollar linked) by $265, and other short-term investments whose main underlying asset are financial assets dollar linked for a total amount of $28, so the net liability position in foreign currency amounted to $7,111 as of March 31, 2016 (equivalent to US$484 million). Additionally, the Group has entered into several NDF contracts to purchase a total amount of US$112 million. The portion of the net liability position in foreign currency not covered amounted to US$ 372 million as of March 31, 2016.

12.31.15
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	103	12.940	(iii) 1,353
G	234,194	0.002	520
EURO	4	14.068	54
	Total assets		1,927
Liabilities
US$	(538)	13.040	(7,015)
G	(348,051)	0.002	(771)
EURO	(14)	14.210	(191)
	Total liabilities		(7,977)
	Net liabilities		(6,050)

(i)	US$ = United States dollar; G= Guaraníes.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.
(iii)	Includes 616 corresponding to Government bonds at fair value (equivalent to US$ 46 million).

In order to partially reduce this net liability position in foreign currency, the Company and the Telecom Group, as of December 31, 2015, hold investments adjustable to the variation of the US dollar/$ exchange rate (US dollar linked) by $1,105 and other short-term investments whose main underlying asset are financial assets dollar linked for a total amount of $338, so the net liability position in foreign currency amounts to $4,607 as of December 31, 2015, equivalent to approximately US$ 353 million. Additionally, the Group entered into several NDF contracts as of December 31, 2015 amounting to US$ 165 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 188 million as of December 31, 2015.

NORTEL INVERSORA S.A.

aa) Information on the fair value of investments in Government bonds and argentine companies notes valued at amortized cost

Below are shown the investments in Government bonds and argentine companies’ notes valued at amortized cost and their respective fair value as of March 31, 2016 and December 31, 2015:

	As of March 31, 2016		As of December 31, 2015
Investments	Book value	Fair value (*)	Book value	Fair value (*)

Government bonds (US dollar linked)	73	65	394	365
Provincial government bonds in pesos	32	32	32	32
Provincial and municipal government bonds (US dollar linked)	152	133	135	118
Total	257	230	561	515

(*) According to IFRS selling costs are not deducted.

ab) Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of March 31, 2016 and December 31, 2015 is as follows:

	As of March 31, 2016
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	9,372	713	(13,074)	(87)
Offsetting	(1,761)	(16)	1,761	16
Current and non-current assets (liabilities) – Book value	7,611	697	(11,313)	(71)

	As of December 31, 2015
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	7,832	822	(11,614)	(79)
Offsetting	(1,688)	(12)	1,688	12
Current and non-current assets (liabilities) – Book value	6,144	810	(9,926)	(67)

(1) Only includes financial assets and financial liabilities according to IFRS 7.

CONSOLIDATED INCOME STATEMENTS	Three-month periods ended March 31,
	2016	2015
ac) Total revenues and other income	Profit (loss)
Services
Voice – Retail	975	745
Voice – Wholesale	352	235
Data	689	407
Internet	1,390	973
Subtotal Fixed Services	3,406	2,360
Voice – Retail	2,049	1,702
Voice – Wholesale	465	481
Data	1,735	1,845
Internet	2,202	1,188
Subtotal Personal Mobile Services	6,451	5,216
Voice – Retail	201	148
Voice – Wholesale	34	26
Data	99	80
Internet	214	129
Subtotal Núcleo Mobile Services	548	383
Total service revenues (a)	10,405	7,959
Equipment
Fixed Services	33	10
Personal Mobile Services	1,957	881
Núcleo Mobile Services	60	22
Total equipment revenues (b)	2,050	913
Total revenues (a) + (b)	12,455	8,872
Other income
Fixed Services	9	4
Personal Mobile Services	2	3
Total other income (c)	11	7

Total revenues and other income (a)+(b)+(c)	12,466	8,879

NORTEL INVERSORA S.A.

Telecom Group’s service revenues by type of service (regardless of the segment originates) are as follows:

	Three-month periods ended March 31,
	2016	%	2015	%
Voice Retail	3,225	31	2,595	33
Voice Wholesale	851	8	742	9
Total Voice	4,076	39	3,337	42
Data	2,523	24	2,332	29
Internet	3,806	37	2,290	29
Total service revenues	10,405	100	7,959	100

Telecom Group’s services revenues by customer segment and billing mechanism are as follows:

	Three-month periods ended March 31,
Services	2016	2015
Retail	Profit (loss)
Monthly Charges	2,653	1,811
Voice	612	422
Internet	1,278	918
Bundles (Voice and Internet)	280	188
Data	483	283
Measured services	151	154
Connection and reconnection fees	29	23
Pre-cancellation contract fees	9	5
Others	5	4
Wholesale
Monthly Charges	297	184
Cell sites and links rental	93	62
Data	204	122
Fixed and mobile interconnection	237	155
Others	25	24
Total Fixed services	3,406	2,360
Retail
Monthly Charges	3,418	2,480
Voice	43	190
Internet	53	48
Bundles (Voice, SMS and Internet)	3,295	2,215
Others	27	27
Measured services	2,351	2,119
Postpaid	293	183
Prepaid and Cuentas Claras	2,058	1,936
Reconnection fees	59	46
Pre-cancellation contract fees	41	20
Damage management services	84	56
Others	33	14
Wholesale
Interconnection	361	392
Roaming	85	79
Others	19	10
Total Personal mobile services	6,451	5,216
Retail
Monthly Charges	215	147
Internet	25	26
Bundles (Voice, SMS and Internet)	190	121
Measured services	260	190
Postpaid	6	4
Prepaid and Plan Control	254	186
Reconnection fees	4	2
Pre-cancellation contract fees	12	3
Others	20	13
Wholesale
Interconnection	27	20
Roaming	5	5
Others	5	3
Total Núcleo mobile services	548	383
Total services revenues	10,405	7,959

NORTEL INVERSORA S.A.

ad) Operating costs

Operating expenses disclosed by nature of expense amounted to $10,475 and $7,204 for the three-month periods ended March 31, 2016 and 2015, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended March 31,
	2016	2015
	Profit (loss)
Employee benefit expenses and severance payments
Salaries (*)	(1,573)	(1,108)
Social security expenses (*)	(513)	(346)
Severance indemnities and termination benefits	(51)	(63)
Other employee benefits	(38)	(27)
	(2,175)	(1,544)
(*) In 2016 includes approximately (107) related to onetime bonus payment and (48) related to its social security expenses.

Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(142)	(75)
Cost of international outbound calls	(61)	(40)
Lease of circuits and use of public network	(120)	(79)
Mobile services - charges for roaming	(145)	(104)
Mobile services - charges for TLRD	(239)	(202)
	(707)	(500)
Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(118)	(72)
Technical maintenance	(320)	(189)
Service connection fees for fixed lines and Internet lines	(50)	(42)
Service connection fees capitalized as SAC	3	2
Service connection fees capitalized as Intangible assets	7	6
Other maintenance costs	(99)	(81)
Obsolescence of inventories – Mobile Services	(18)	(5)
Call center fees	(299)	(304)
Other fees for services	(190)	(197)
Compensation for Directors and Supervisory Committee members	(12)	(10)
	(1,096)	(892)
Taxes and fees with the Regulatory Authority
Turnover tax	(662)	(476)
Taxes with the Regulatory Authority	(272)	(211)
Tax on deposits to and withdrawals from bank accounts	(119)	(89)
Municipal taxes	(91)	(60)
Other taxes	(65)	(38)
	(1,209)	(874)
Commissions
Agent commissions	(732)	(482)
Agent commissions capitalized as SAC	341	200
Distribution of prepaid cards commissions	(176)	(158)
Collection commissions	(300)	(159)
Other commissions	(23)	(24)
	(890)	(623)
Cost of equipments and handsets
Inventory balance at the beginning of the period/year	(2,279)	(794)
Plus:
Purchases	(2,171)	(670)
Deferred costs from SAC	35	20
Decreases from allowance for obsolescence	13	3
Mobile handsets lent to customers at no cost	10	6
Decreases not charged to material cost	—	1
Less:
Inventory balance at period end	2,893	794
	(1,499)	(640)
Advertising
Media advertising	(108)	(110)
Fairs and exhibitions	(44)	(49)
Other advertising costs	(40)	(32)
	(192)	(191)

NORTEL INVERSORA S.A.

	Three-month periods ended March 31,
	2016	2015
	Profit (loss)
Cost of VAS
Cost of mobile VAS	(377)	(287)
Cost of fixed VAS	(13)	(6)
	(390)	(293)
Other operating costs
Transportation, freight and travel expenses	(251)	(142)
Delivery costs capitalized as SAC	44	13
Rent of buildings and cell sites	(179)	(122)
Energy, water and others	(211)	(131)
International and satellite connectivity	(54)	(35)
	(651)	(417)
D&A
Depreciation of PP&E	(933)	(677)
Amortization of SAC and service connection charges	(338)	(216)
Amortization of 3G/4G licenses	(98)	(59)
Amortization of other intangible assets	(6)	(5)
	(1,375)	(957)
Gain on disposal of PP&E and impairment of PP&E
Gain on disposal of PP&E	2	6
Impairment of PP&E – Fixed services	5	5
Impairment of PP&E – Personal Mobile services	(29)	(8)
	(22)	3

The operating expenses disclosed by function are as follows:

Operating costs	(6,580)	(4,224)
Administration costs	(538)	(393)
Commercialization costs	(3,321)	(2,497)
Other expenses – provisions	(14)	(93)
Gain on disposal of PP&E and impairment of PP&E	(22)	3
	(10,475)	(7,204)
ae) Financial results
Finance income
Gains on investments	170	11
Gains on other short-term investments	31	42
Interest on receivables	64	42
Foreign currency exchange gains	108	20
Other	—	1
Total finance income	373	116
Finance expenses
Interest on loans	(312)	(44)
Interest on salaries and social security payable, other taxes payables and accounts payable	(5)	(4)
Interest on provisions	(57)	(53)
Present value effect of salaries and social security payable, other taxes payables and other liabilities	(3)	(1)
Foreign currency exchange losses (*)	(526)	(85)
Interest on pension benefits	(10)	(7)
TUVES share purchase option	(10)	—
Total finance expenses	(923)	(194)
	(550)	(78)

(*) Includes 100 and (22) of foreign currency exchange gains (losses) generated by the NDF in the three-month period ended March 31, 2016 and 2015, respectively.

NORTEL INVERSORA S.A.

af) Income taxes

Income tax expense for the three-month periods ended March 31, 2016 and 2015 consists of the following:

				Profit (loss)
	The Company	Telecom Argentina	Telecom USA	Personal	Núcleo	Total
Current tax expense	(1)	(141)	(4)	(499)	(8)	(653)
Deferred tax benefit (expense)	(1)	43	1	106	(3)	146
Income tax expense as of March 31, 2016	(2)	(98)	(3)	(393)	(11)	(507)

Current tax expense	(1)	(150)	(1)	(523)	(6)	(681)
Deferred tax benefit	(3)	47	—	81	2	127
Income tax expense as of March 31, 2015	(4)	(103)	(1)	(442)	(4)	(554)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	2,665	48	2,713
Non taxable items – Income from investments	(1,272)	2	(1,270)
Non taxable items – Other	6	30	36
Subtotal	1,399	80	1,479
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(489)	(14)	(504)
Income tax on dividends from foreign companies - Núcleo	(7)	—	(7)
Other changes in tax assets and liabilities	3	—	3
Income tax expense as of March 31, 2016	(493)	(14)	(507)

Pre-tax income on a separate return basis	2,978	48	3,026
Non taxable items – Income from investments	(1,428)	(1)	(1,429)
Non taxable items – Other	1	(19)	(18)
Subtotal	1,551	28	1,579
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(543)	(5)	(548)
Income tax on dividends from foreign companies - Núcelo	(6)	—	(6)
Income tax expense as of March 31, 2015	(549)	(5)	(554)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. For the period presented, the statutory tax rate in Argentina was 35%, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends and in the USA the effective tax rate was 39.5%.

NOTE 3 – SUPPLEMENTARY CASH FLOW INFORMATION

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts, which integrate the Telecom Group’s cash management and whose balances fluctuate according to the Group’s needs (as happened as of December 31, 2014 and as of March 31, 2015). Bank overdrafts are disclosed in the statement of financial position as financial debts. During 1Q16 bank overdrafts have been part of the permanent short-term financing structure of Personal, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

	March 31,		December 31,
	2016	2015	2015	2014
Cash and cash equivalents	726	1,452	937	1,004
Bank overdrafts	—	(491)	—	(141)
Total cash and cash equivalents	726	961	937	863

NORTEL INVERSORA S.A.

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Three-month periods ended March 31,
	2016	2015
Collections
Collections from customers	12,010	9,459
Interests from customers	64	42
Interests from time deposits	31	42
Mobile operators collections	132	137
NDF	159	—
Subtotal	12,396	9,680
Payments
For the acquisition of goods and services and others	(3,678)	(2,788)
For the acquisition of inventories	(1,061)	(1,404)
Salaries and social security payables and severance payments	(2,176)	(1,540)
NDF	—	(111)
CPP payments	(192)	(203)
Income taxes (includes tax returns and payments in advance)	(415)	(352)
Other taxes and taxes and fees with the Regulatory Authority	(2,555)	(2,029)
Foreign currency exchange differences related to the payments to suppliers	(884)	(90)
Inventory suppliers	(300)	(70)
PP&E suppliers	(408)	(12)
Other suppliers	(176)	(8)
Subtotal	(10,961)	(8,517)
Net cash flow provided by operating activities	1,435	1,163

• Changes in assets/liabilities components:

Net (increase) decrease in assets
Trade receivables for services	(896)	(380)
Trade receivables for equipment	(760)	—
Other receivables	(91)	2
Inventories	(620)	(9)
	(2,367)	(387)
Net (decrease) increase in liabilities
Trade payables	1,135	(1,066)
Deferred revenues	(83)	16
Salaries and social security payables	(28)	(60)
Other taxes payables	(265)	40
Other liabilities	21	3
Provisions	(23)	(11)
	757	(1,078)

Income tax paid consists of the following:
Tax returns and payments in advance	(313)	(307)
Other payments	(102)	(45)
	(415)	(352)

• Main non-cash operating transactions:

SAC acquisitions offset with trade receivables	73	58
VAT offset with income tax payments	14	—

• Most significant investing activities:

PP&E acquisitions include:

PP&E additions (Note 2.i)	(1,933)	(753)
Plus:
Payments of trade payables originated in prior periods acquisitions	(1,077)	(862)
Less:
Acquisition of PP&E through incurrence of trade payables	1,232	520
Mobile handsets lent to customers at no cost (i)	10	6
	(1,768)	(1,089)

(i)	Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

NORTEL INVERSORA S.A.

Intangible assets acquisitions include:

	Three-month periods ended March 31,
	2016	2015
Intangible assets additions (Note 2.j)	(430)	(241)
Plus:
Payments of trade payables originated in prior periods acquisitions	(174)	(112)
SAC acquisitions offset with trade receivables	(73)	(58)
Less:
Acquisition of intangible assets through incurrence of trade payables	234	147
	(443)	(264)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

Investments over 90 days maturity	—	1
Government bonds acquisition	—	(60)
Argentine companies notes collection	—	28
Government bonds sale (*)	947	—
Government bonds collection	4	18
	951	(13)

(*) Correspond to the sale of BONAD 2016/2017/2018 Government bonds hold as of December 31, 2015 that generated a gain of 170 included in “Gain on investments” line item in Finance Income.

•	Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Bank overdrafts (Personal)	478	—
Bank overdrafts (Telecom Argentina)	710	—
Bank overdrafts (Núcleo)	18	—
Bank loans (Personal)	—	353
Bank loans (Núcleo)	122	—
Total financial debt proceeds	1,328	353
Bank overdrafts (Personal)	(1,396)	—
Bank loans (Núcleo)	(25)	(9)
Total payment of financial debt	(1,421)	(9)
Bank overdrafts (Personal)	(259)	(31)
Bank overdrafts (Telecom Argentina)	(11)	—
Notes – interests (Personal)	(52)	—
Bank – interests (Personal)	(15)	(12)
Bank – interests (Núcleo)	(14)	(10)
Total payment of interest and related costs	(351)	(53)

NOTE 4 – SEGMENT INFORMATION

As of March 31, 2015 and 2016, the Telecom Group carries out its activities through six companies which were consolidated by the end of the three-month periods ended March 31, 2016 and 2015 (Note 1.a).

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the three-month periods ended March 31, 2016 and 2015 was as follows:

NORTEL INVERSORA S.A.

 For the three-month period ended March 31, 2016

❑  Income statement

	Fixed	Mobile Services				Elimi-
	Services	Personal	Núcleo (*)	Subtotal	Nortel	nations	Total
Total revenues and other income (1)	3,967	8,448	610	9,058	—	(559)	12,466
Employee benefit expenses and severance payments	(1,617)	(512)	(45)	(557)	(1)	—	(2,175)
Interconnection costs and other telecommunication charges	(264)	(772)	(57)	(829)	—	386	(707)
Fees for services, maintenance, materials and supplies	(508)	(638)	(53)	(691)	(3)	106	(1,096)
Taxes and fees with the Regulatory Authority	(262)	(927)	(19)	(946)	(1)	—	(1,209)
Commissions	(65)	(770)	(69)	(839)	—	14	(890)
Cost of equipments and handsets	(45)	(1,381)	(73)	(1,454)	—	—	(1,499)
Advertising	(16)	(152)	(24)	(176)	—	—	(192)
Cost of VAS	(13)	(350)	(27)	(377)	—	—	(390)
Provisions	9	(23)	—	(23)	—	—	(14)
Bad debt expenses	(42)	(193)	(20)	(213)	—	—	(255)
Other operating expenses	(333)	(334)	(36)	(370)	(1)	53	(651)
Operating income before D&A	811	2,396	187	2,583	(6)	—	3,388
Depreciation of PP&E	(379)	(423)	(131)	(554)	—	—	(933)
Amortization of intangible assets	(52)	(365)	(25)	(390)	—	—	(442)
Gain on disposal and impairment of PP&E	11	(34)	1	(33)	—	—	(22)
Operating income	391	1,574	32	1,606	(6)	—	1,991
Financial results, net	(105)	(460)	8	(452)	7	—	(550)
Income before income tax expense	286	1,114	40	1,154	1	—	1,441
Income tax expense	(101)	(393)	(11)	(404)	(2)	—	(507)
Net income	185	721	29	750	(1)	—	934

(*) Include no material operations of Personal Envíos (Revenues 5, Operating income before D&A (2), Operating income (2) and Net loss (2)).

Net income attributable to Nortel (Controlling Company)	103	401	11	412	(1)	—	514
Net income attributable to non-controlling interest	82	320	18	338	—	—	420
	185	721	29	750	(1)	—	934

(1)

Service revenues	3,406	6,451	548	6,999	—	—	10,405
Equipment revenues	33	1,957	60	2,017	—	—	2,050
Other income	9	2	—	2	—	—	11
Subtotal third party revenues	3,448	8,410	608	9,018	—	—	12,466
Intersegment revenues	519	38	2	40	—	(559)	—
Total revenues and other income	3,967	8,448	610	9,058	—	(559)	12,466

❑  Statement of financial position information

PP&E	9,608	7,388	2,130	9,518	—	—	19,126
Intangible assets, net	433	7,126	102	7,228	—	(1)	7,660
Capital expenditures on PP&E (a)	540	834	98	932	—	—	1,472
Capital expenditures on intangible assets (b)	42	360	28	388	—	—	430
Total capital expenditures (a)+(b)	582	1,194	126	1,320	—	—	1,902
Total additions on PP&E and intangible assets	833	1,313	217	1,530	—	—	2,363
Net financial debt	(198)	(2,566)	(530)	(3,096)	69	—	(3,225)

❑  Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	11,771	11,634	25,692
Abroad	695	832	2,552
Total	12,466	12,466	28,244

NORTEL INVERSORA S.A.

 For the three-month period ended March 31, 2015

❑  Income statement

	Fixed	Mobile Services				Elimi-
	Services	Personal	Núcleo (*)	Subtotal	Nortel	nations	Total
Total revenues and other income (1)	2,883	6,136	407	6,543	—	(547)	8,879
Employee benefit expenses and severance payments	(1,143)	(368)	(32)	(400)	(1)	—	(1,544)
Interconnection costs and other telecommunication charges	(163)	(698)	(38)	(736)	—	399	(500)
Fees for services, maintenance, materials and supplies	(378)	(575)	(36)	(611)	(3)	100	(892)
Taxes and fees with the Regulatory Authority	(183)	(678)	(12)	(690)	(1)	—	(874)
Commissions	(54)	(536)	(46)	(582)	—	13	(623)
Cost of equipments and handsets	(19)	(593)	(28)	(621)	—	—	(640)
Advertising	(16)	(158)	(17)	(175)	—	—	(191)
Cost of VAS	(6)	(265)	(22)	(287)	—	—	(293)
Provisions	(40)	(53)	—	(53)	—	—	(93)
Bad debt expenses	(49)	(129)	(5)	(134)	—	—	(183)
Other operating expenses	(207)	(221)	(24)	(245)	(1)	35	(417)
Operating income before D&A	625	1,862	147	2,009	(5)	—	2,629
Depreciation of PP&E	(298)	(301)	(78)	(379)	—	—	(677)
Amortization of intangible assets	(42)	(222)	(16)	(238)	—	—	(280)
Gain on disposal and impairment of PP&E	8	(5)	—	(5)	—	—	3
Operating income	293	1,334	53	1,387	(5)	—	1,675
Financial results, net	5	(85)	(9)	(94)	11	—	(78)
Income before income tax expense	298	1,249	44	1,293	6	—	1,597
Income tax expense	(104)	(442)	(4)	(446)	(4)	—	(554)
Net income	194	807	40	847	2	—	1,043

(*) Include no material operations of Personal Envíos (Revenues 2, Operating income before D&A (1), Operating income (1) and Net loss (1)).

Net income attributable to Nortel (Controlling Company)	108	448	15	463	2	—	573
Net income attributable to non-controlling interest	86	359	25	384	—	—	470
	194	807	40	847	2	—	1,043

(1)

Service revenues	2,360	5,216	383	5,599	—	—	7,959
Equipment revenues	10	881	22	903	—	—	913
Other income	4	3	—	3	—	—	7
Subtotal third party revenues	2,374	6,100	405	6,505	—	—	8,879
Intersegment revenues	509	36	2	38	—	(547)	—
Total revenues and other income	2,883	6,136	407	6,543	—	(547)	8,879

❑  Statement of financial position information

PP&E	7,761	4,708	1,337	6,045	—	—	13,806
Intangible assets, net	389	4,840	64	4,904	—	(1)	5,292
Capital expenditures on PP&E (a)	300	284	39	323	—	—	623
Capital expenditures on intangible assets (b)	36	185	20	205	—	—	241
Total capital expenditures (a)+(b)	336	469	59	528	—	—	864
Total additions on PP&E and intangible assets	404	522	68	590	—	—	994
Net financial asset (debt)	260	502	(241)	261	186	—	707

❑  Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	8,444	8,368	18,384
Abroad	435	511	1,493
Total	8,879	8,879	19,877

NORTEL INVERSORA S.A.

NOTE 5 – RELATED PARTY BALANCES AND TRANSACTIONS

a)	Controlling company

All shares of common stock of Nortel belong to Sofora. As of March 31, 2016 these shares represent 78.38% of Nortel’s capital stock.

Sofora’s capital stock consists of shares of common stock, with a par value of $1 argentine peso each and one vote per share. As of March 31, 2016, Sofora’s shares are held by Fintech Telecom LLC (68%) and W de Argentina Inversiones S.A. (32%). Additionally, Fintech holds 18,086,059 Class B shares of Telecom Argentina, which represent 1.837% of Telecom Argentina’s total capital stock.

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez (a member of Telecom Argentina’s Board of Directors). Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

In connection with the Shareholders’ Agreement entered into by the Telecom Italia Group and W de Argentina Inversiones S.A., as last amended on October 24, 2014 (“the New Shareholders’ Agreement”), Fintech Telecom LLC adhered as a party to the New Shareholders’ Agreement by means of execution of a Deed of Adherence, following its acquisition of 17% of Sofora’s capital stock. On March 8, 2016, as a result of its acquisition of 51% of Sofora’s shares, Fintech acquired all the rights and obligations of the Telecom Italia Group under the New Shareholders´ Agreement.

b)	Related parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities that are related (in terms of IAS 24) to Telecom Italia Group, Fintech Telecom LLC or W de Argentina - Inversiones S.A., except Nortel and companies under sect. 33 of the LGS, as explained below.

In connection with the change of control explained in Note 10.a), on March 8, 2016, Fintech Telecom LLC acquired 51% of Sofora’s shares from the Telecom Italia Group. As a result, Fintech Telecom LLC acquired the indirect control of the Telecom Group, increasing its holding in Sofora to 68% of Sofora’s shares and voting rights. Therefore, the transactions disclosed in d) below corresponding to the Telecom Italia Group are those performed until March 8, 2016, as from which date the Telecom Italia Group has ceased to be a related party of the Telecom Group. Please note that no operations with related parties of Fintech Telecom LLC conducted as from March 8, 2016 have been identified.

For the periods presented, the Telecom Group has not conducted any transactions with Key Managers and/or persons related to them, as described above:

NORTEL INVERSORA S.A.

c)	Balances with related parties

CURRENT ASSETS	Type of related party	March 31,	December 31,
		2016	2015
Cash and cash equivalents
Banco Atlas S.A. (a)	Other related party	3	2
		3	2
Trade receivables
Editorial Azeta (a)	Other related party	2	—
TIM Participacoes S.A. (b)	Other related party	—	13
Latin American Nautilus Argentina S.A. (b)	Other related party	—	1
Telecom Italia S.p.A.	Indirect parent company until March 8, 2016	—	3
Experta ART S.A. (d) (e)	Other related party	—	1
		2	18
Other receivables
Latin American Nautilus Ltd. (b)	Other related party	—	36
Caja de Seguros S.A. (c)	Other related party	—	3
		—	39
CURRENT LIABILITIES
Trade payables
Italtel Group (b)	Other related party	—	160
Latin American Nautilus Ltd. (b)	Other related party	—	53
Telecom Italia S.p.A.	Indirect parent company until March 8, 2016	—	28
Telecom Italia Sparkle S.p.A. (b)	Other related party	—	27
Latin American Nautilus USA Inc. (b)	Other related party	—	3
Latin American Nautilus Argentina S.A. (b)	Other related party	—	2
TIM Participacoes S.A. (b)	Other related party	—	2
Universal Music Argentina S.A. (b)	Other related party	—	10
Caja de Seguros S.A. (c)	Other related party	—	46
Experta ART S.A. (d) (e)	Other related party	11	12
Haras El Capricho S.A. (f)	Other related party	—	1
Telteco S.A. (g)	Other related party	—	5
		11	349
Financial debt – Notes (Current and Non-Current)
La Estrella Sociedad Anónima de Seguros de Retiro S.A. (d)	Other related party	101	—
Experta ART S.A. (d) (e)	Other related party	40	—
Experiencia ART S.A. (f)	Other related party	60	—
		201	—

d)	Transactions with related parties

	Transaction description	Type of related party	Three-month periods ended March 31,
			2016	2015
Services rendered			Profit (loss)
Editorial Azeta (a)	Voice – Wholesale	Other related party	2	—
Telecom Italia Sparkle S.p.A. (b)	Voice – Wholesale	Other related party	4	5
Latin American Nautilus Argentina S.A. (b)	Voice – Wholesale	Other related party	2	2
TIM Participacoes S.A. (b)	Voice – Wholesale	Other related party	2	2
Telecom Italia S.p.A.	Voice – Wholesale	Indirect parent company until March 8, 2016	2	—
Caja de Seguros S.A. (c)	Voice – Retail	Other related party	58	59
Caja de Seguros S.A. (c)	Equipment	Other related party	43	55
		Total services rendered	113	123

(a)	Such companies relate to ABC Telecommunications Group of Paraguay (Non-controlling shareholders’ of Núcleo).
(b)	Such companies related to Telecom Italia Group until March 8, 2016.
(c)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 and until March 8, 2016 it related to Telecom Italia Group.
(d)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.
(e)	Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.
(f)	Such companies relate to W de Argentina – Inversiones S.A.
(g)	Such company relate to a Board of Directors member appointed by W de Argentina – Inversiones S.A.

NORTEL INVERSORA S.A.

	Transaction description	Type of related party	Three-month periods ended March 31,
			2016	2015
Services received			Profit (loss)
Latin American Nautilus Ltd. (b)	International outbound calls and data	Other related party	(19)	(23)
Grupo Italtel (b)	Maintenance, materials and supplies	Other related party	(10)	(3)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and other	Other related party	(7)	(12)
TIM Participacoes S.A. (b)	Roaming	Other related party	(17)	(6)
Telecom Italia S.p.A.	Fees for services and roaming	Indirect parent company until March 8, 2016	(3)	(3)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(2)	(2)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(1)	(2)
Universal Music Argentina S.A. (b)	VAS costs	Other related party	(4)	—
Caja de Seguros S.A. (b)	Insurance	Other related party	(9)	(9)
Experta ART S.A. (d) (e)	Salaries and social security	Other related party	(30)	(22)
La Estrella Sociedad Anónima de Seguros de Retiro S.A. (d)	Insurance	Other related party	—	(2)
Telteco S.A. (g)	Fees for services	Other related party	(8)	—
		Total services received	(110)	(84)

Finance costs
Experiencia ART S.A. (f)	Notes interests	Other related party	(1)	—
Experta ART S.A. (d) (e)	Notes interests	Other related party	(1)	—
La Estrella Sociedad Anónima de Seguros de Retiro S.A. (d)	Notes interests	Other related party	(2)	—
		Total finance costs	(4)	—
Purchases of PP&E
Grupo Italtel (b)		Other related party	18	6
Telteco S.A. (g)		Other related party	4	—
		Total purchases of PP&E	22	6

(a)	Such companies relate to ABC Telecommunications Group of Paraguay (Non-controlling shareholders’ of Núcleo).
(b)	Such companies related to Telecom Italia Group until March 8, 2016.
(c)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 and until March 8, 2016 it related to Telecom Italia Group.
(d)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.
(e)	Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.
(f)	Such companies relate to W de Argentina – Inversiones S.A.
(g)	Such company relate to a Board of Directors member appointed by W de Argentina – Inversiones S.A.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Law No. 26,831.

e) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $22 and $18 for the three-month periods ended March 31, 2016 and 2015, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Three-month periods ended March 31,
	2016	2015
Salaries (*)	10	9
Variable compensation (*)	5	5
Social security contributions	4	4
Termination benefits	3	—
	22	18

(*) Gross compensation. Social security and income tax retentions are in charge of the employee.

As of March 31, 2016 an amount of $5 remained unpaid.

As of March 31, 2016 and 2015, Nortel has recorded a provision of $2 for both periods for fees of its Board of Directors’ members. The members and alternate members of the Board of Directors do not hold executive positions in the Company.

NORTEL INVERSORA S.A.

NOTE 6 – COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a)	Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $7,068 as of March 31, 2016 (of which $3,457 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)	Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of March 31, 2016, the Telecom Group has recorded provisions in an aggregate amount of $1,505 to cover potential losses under these claims ($84 for regulatory contingencies deducted from assets and $1,421 included under provisions) and certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2016, these restricted funds totaled $58 (included under “Other receivables” item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances	Additions			Decreases		Balances
	as of December 31, 2015	Capital	Interest (ii)	Reclassi- fications	Classified to liability	Payments	as of March 31, 2016
Current
Provision for civil and commercial proceedings	112	—	—	(7)	—	(4)	101
Provision for labor claims	51	—	—	13	—	(6)	58
Provision for regulatory, tax and other matters claims	44	—	—	37	—	(13)	68
Total current provisions	207	—	—	43	—	(23)	227
Non-current
Provision for civil and commercial proceedings	240	2	11	7	—	—	260
Provision for labor claims	329	11	21	(13)	—	—	348
Provision for regulatory, tax and other matters claims	407	—	10	(37)	—	—	380
Asset retirement obligations	189	2	15	—	—	—	206
Total non-current provisions	1,165	15	57	(43)	—	—	1,194

Total provisions	1,372	(i) 15	57	—	—	(23)	1,421

	Balances	Additions			Decreases		Balances
	as of December 31, 2014	Capital (iii)	Interest (ii)	Reclassi- fications	Classified to liability	Payments	as of March 31, 2015
Current
Provision for civil and commercial proceedings	71	34	18	7	—	(2)	128
Provision for labor claims	51	—	—	9	—	(8)	52
Provision for regulatory, tax and other matters claims	77	—	—	3	—	(1)	79
Total current provisions	199	34	18	19	—	(11)	259
Non-current
Provision for civil and commercial proceedings	228	10	7	(7)	—	—	238
Provision for labor claims	288	24	16	(9)	—	—	319
Provision for regulatory, tax and other matters claims	441	25	9	(3)	—	—	472
Asset retirement obligations	123	—	3	—	—	—	126
Total non-current provisions	1,080	59	35	(19)	—	—	1,155

Total provisions	1,279	93	53	—	—	(11)	1,414

(i)	14 included in Provisions and 1 included in currency translation adjustments.
(ii)	Included in Finance costs, in the line Interest on provisions
(iii)	Included in Provisions.

NORTEL INVERSORA S.A.

NOTE 7 – EQUITY

Equity includes:

	March 31,	December 31,
	2016	2015
Equity attributable to Nortel (Controlling Company)	10,186	9,605
Equity attributable to non-controlling interest	8,590	8,048
Total equity (*)	18,776	17,653

(*) Additional information is given in the consolidated statements of changes in equity.

The Company has implemented a mechanism that allows Class “B” Preferred Shares to be traded in the United States of America and other places through ADS-denominated securities.

Class “B” Preferred Shares converted into ADS were registered with the SEC, and since June 16, 1997 are listed on the NYSE. They are also listed on the Luxembourg Stock Exchange since 1992.

(a) The Company’s capital stock

On September 9, 2003 Nortel took note of the agreement reached by the France Telecom Group with W de Argentina - Inversiones S.A. for the sale of their interest in the Company. In December 2003, the France Telecom Group and the Telecom Italia Group transferred their interests in Nortel to a new company called Sofora, while France Telecom Group sold its entire stake in Sofora to W de Argentina - Inversiones S.A.

Thus, all shares of common stock of Nortel belong to Sofora. As of December 31, 2015, these shares represent 78.38% of Nortel capital stock.

(b) Class “B” preferred shares

Class “B” preferred shares are subject to Argentine laws and to the jurisdiction of the City of Buenos Aires commercial courts.

The Terms of Issuance of Class “B” preferred shares provide, among other terms, that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a percentage (49.46%) of the Company’s profits legally available for distribution. On April 25, 1997, an Extraordinary Shareholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7,388.

c)	Holders of Class “B” preferred shares are entitled to attend the shareholders’ meetings of the Company but their attendance shall not be required to reach quorum and they shall not have the right to vote under any circumstances, except as specifically set forth in Section 6 of the Terms of Issuance, which provides that the Class “B” preferred shares shall have the right to vote only in the following circumstances: (i) lack of complete payment of Class “B” preferred dividends; ii) non-compliance with any of the obligations provided for in Section 9 of the Terms of Issuance; or iii) in any of the events specifically provided for in the LGS. If such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with the shares of common stock; except for those matters relating to the election of Directors, in which case the holders of Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, pursuant to Section 15 of the Company’s Bylaws, Class “B” preferred shares’ right to vote shall cease upon the disappearance of the circumstances that triggered such right.

d)	Class “B” preferred shares rank pari passu without any preference among them, and in case of winding up have priority with respect to the shares of common stock of Nortel.

The Company was admitted to the public offering regime on December 29, 1997, pursuant to CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

(c) Acquisition of Treasury Shares of Telecom Argentina

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the foregoing, on May 22, 2013, Telecom Argentina’s Board of Directors approved a Treasury Shares Acquisition Program of Telecom Argentina in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) for the purpose of avoiding any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and Telecom Argentina’s solvency, for the following maximum amount and with the following deadline:

NORTEL INVERSORA S.A.

•	Maximum amount to be invested: $1,200.
•	Deadline for the acquisitions: until April 30, 2014.

As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina as of June 30, 2014.

According to the offer made on November 7, 2013 by Fintech Telecom LLC for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina (see Note 5.a to these consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Telecom Argentina’s request and the Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which, as of March 31, 2016 amounted to $3,191. On April 29, 2016, the Ordinary and Extraordinary Shareholders’ Meeting approved an additional 3 year extension for the disposal due date of treasury shares provided by Section 67 of Law No. 26,831.

As of March 31, 2016, Telecom Argentina owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461, decreasing Telecom Argentina’s equity in such amount. This accounting treatment decreased Telecom Argentina’s investment value and the Company’s Equity in $155, which is disclosed in the Statements of Changes in Equity as “Subsidiary’s treasury shares acquisition effect”.

NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Nortel reached the maximum amount of its Legal Reserve according to LGS and CNV provisions previously disclosed.

NOTE 9 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Nortel
Fiscal year 2015:
March 31,	8,872	2,629	1,675	(78)	1,043	573
June 30,	9,624	2,491	1,458	(19)	935	514
September 30,	10,094	2,524	1,306	(70)	797	443
December 31,	11,906	3,198	1,766	(900)	659	361
	40,496	10,842	6,205	(1,067)	3,434	1,891
Fiscal year 2016:
March 31,	12,455	3,388	1,991	(550)	934	514
	12,455	3,388	1,991	(550)	934	514

NORTEL INVERSORA S.A.

NOTE 10 – RECENT DEVELOPMENTS CORRESPONDING TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2016 FOR THE TELECOM GROUP

a)	Change of indirect parent company of the Telecom Group

On November 14, 2013, Telecom Italia S.p.A and Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by Fintech Telecom LLC to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea. Closing of the transfer of the Telecom Italia Group’s shares in Sofora was subject to certain required regulatory authorizations.

On December 10, 2013, Tierra Argentea transferred to Fintech Telecom LLC Telecom Argentina’s Class B shares representing 1.58% of Telecom Argentina’s capital stock and Nortel’s ADRs representing 8% of Nortel’s Preferred Class “B” Shares.

On October 25, 2014, Telecom Italia S.p.A. announced its acceptance of an offer by Fintech Telecom LLC to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. transferred 17% of Sofora’s capital stock to Fintech Telecom LLC; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora was subject to the prior approval of the telecommunications regulatory authority (previously the SC, then the AFTIC and currently the ENACOM).

On October 16, 2015, AFTIC’s Resolution No. 491/2015 was published in the Official Bulletin, denying authorization for the transfer of Telecom Italia’s controlling equity interest in Sofora to Fintech. Such Resolution was challenged in several opportunities by Fintech, the Sellers, W de Argentina Inversiones S.A., Telecom Argentina and Personal.

On February 17, 2016 Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially revoked AFTIC Resolution No. 491/15 and decided to continue analyzing the transfer of Telecom Italia Group’s shares in Sofora.

On February 24, 2016, Telecom Argentina was notified of Fintech Telecom LLC’s intention to launch a Mandatory Tender Offer (the “OPA”) resulting from a change of control event for all Class B common shares of Telecom Argentina listed on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A. The OPA’s background and purpose, price, timing and terms of acceptance, and details of the facts that condition its performance, are described in an OPA notice published in the newspaper “El Cronista Comercial” on February 24, 2016, in page No.5.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized Fintech’s acquisition of 51% of Sofora’s shares of common stock, and on March 8, 2016, the transfer of Telecom Italia Group’s 51% stake in Sofora to Fintech was closed.

In addition, Sofora’s Unanimous General Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2016 approved, among other items, the performance of duties of the members of the Board of Directors and Supervisory Committee appointed by the Sellers in Sofora, and the appointment of new members of the Board of Directors and Supervisory Committee of Sofora to replace those members previously appointed by the Sellers, for a term ending on the date of the next Shareholders’ Meeting that shall consider Sofora’s 2015 financial statements. On March 8, 2016, new members of the Board of Directors of Nortel, Telecom Argentina and Personal appointed by Fintech replaced those members previously appointed by the Sellers.

Personal’s Unanimous General Ordinary and Extraordinary Shareholders’ Meeting held on March 29, 2016 and the Telecom Argentina’s and Nortel’s General Ordinary and Extraordinary Shareholders’ Meetings held on April 8, 2016 approved, among other items, the performance of duties of the directors and members of the Supervisory Committee appointed by the Sellers in such companies, and the appointment of new members of the Board of Directors and the Supervisory Committee of such companies to replace those members previously appointed by the Sellers, for a term ending on the date of the next Shareholders’ Meetings that shall consider Telecom Argentina and Personal 2015 financial statements, and Nortel’s 2016 financial statement, respectively.

NORTEL INVERSORA S.A.

The above mentioned Meetings also resolved to grant indemnity to the directors and alternate directors and members of the Supervisory Committee who resigned from their positions following the change of control, and to the former directors and members of the Supervisory Committee nominated or appointed by the former controlling shareholder, to the extent and within the scope permitted by applicable law, for a period of 6 years.

On March 8, 2016, the change of Sofora’s controlling shareholder became effective and, accordingly, the Telecom Italia Group ceased being the Company’s indirect controlling shareholder (position assumed by Fintech). Based on such facts, on April 15, 2016 Telecom Argentina and Personal, and on April 20, 2016 the Company and Sofora, notified the CNCD that the “Telco and TI-W Commitments have become moot and have completely lost its cause and purpose”.

Additional information regarding the transaction between the Telecom Italia Group and Fintech as well as the OPA promoted by Fintech is available in the “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “Company filings” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC at www.sec.gov.

b)	Telecom Argentina filings to the Regulatory Authority under the LAD

On February 1, 2016, Telecom Argentina informed the ENACOM, that effective May 15, 2016, the new rate of SBT for residential segment will be $50 argentine pesos (plus VAT) and that the “Retired” customer’s category will have a discount of 50% on the mentioned new rate.

However, on March 11, 2016, Telecom Argentina informed the ENACOM that the new rate of SBT for the residential segment will be $38 argentine pesos (plus VAT), since May 1st, 2016, in response to a collaboration request made by the Regulatory Authority taking into consideration the special circumstances of the current macroeconomic environment in Argentina.

As of the date of these consolidated financial statements, Telecom Argentina has communicated the new rate to its affected customers.

c)	Resolutions of the Ordinary Shareholders’ Meeting of Núcleo

Núcleo’s General Ordinary Shareholders’ Meeting held on March 29, 2016 resolved, among other items, the following:

1. To approve Núcleo’s Annual Report and financial statements as of December 31, 2015,

2. To appoint new members and alternate members of the Board of Directors and of the Supervisory Committee,

3. To allocate all net income of fiscal year 2015 to Retained Earnings.

d)	Decreto No. 267/15 – Amendments to the LAD

Article 28 of Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No.267/15 created, within the Ministry of Communications, the Commission for the Preparation of the Reform, Update and Unification Draft Law of Laws No.26,522 and 27,078 (“the Commission”). The Commission will be responsible for the study of both laws reforms under the principles established therein.

On April 15, 2016, the Communication Ministry through Resolution No. 9/16 stated that the Commission shall be composed by 6 members and 1 Secretary, who will perform their duties “ad honorem”. The Resolution also appointed its members. The Commission should submit a pre-draft of reform, updating and adaptation of a unified system of the Regulatory Framework Law for the Telecommunications and Audiovisual Communication Services in Argentina, within the 180 days from the date of its constitution. This term could be extended at the Commission’s request.

According to Law No. 26,122, rejection of a Decree by both Chambers of Congress would repeal the Decree, while upholding the rights acquired during its enforcement (Article 24 of Law No. 26,122). On April 8, 2016, the Congress voted in favor of the validity of the DNU No. 267/15, so it has entered into has entered into force.

NORTEL INVERSORA S.A.

NOTE 11 – SUBSEQUENT EVENTS TO MARCH 31, 2016

a)	Resolutions of the Company’s Unanimous Ordinary and Extraordinary Shareholders’ Meeting

The Company’s Unanimous Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016 resolved, among other items, the following:

1. To approve the Annual Report and financial statements of Nortel as of December 31, 2015;

2. To increase in $1,891 the “Voluntary reserve for the future distribution of dividends”; and

3. To authorize the Board of Directors of the Company to determine the timing and amounts to be deducted from such reserve, as well as their distribution as cash dividends.

The Board of Directors of the Company, at its meeting held on April 29, 2016, resolved to deduct and distribute from the above mentioned reserve AR $380 million, which shall be made available to shareholders as from May 17, 2016.

b)	Resolutions of the Unanimous Ordinary and Extraordinary Shareholders’ Meeting of Personal

Personal Unanimous Ordinary and Extraordinary Shareholders’ Meeting held on April 14, 2016 resolved, among other items, the following:

1. To approve Personal’s Annual Report and financial statements as of December 31, 2015;

2. To increase in $2,839 the “Reserve for future cash dividends” (equivalent to the remaining Retained Earnings as of December 31, 2015); and

3. To authorize Personal’s Board of Directors to determine the time, terms and conditions of the allocation and distribution of such reserve.

Personal’s Board of Directors, at its meeting held on April 26, 2016, resolved to allocate the above mentioned Reserve to a cash dividend distribution for an amount of $1,300. The mentioned cash dividends will be available to shareholders starting May 13, 2016.

c)	Partial repayment of capital stock of Micro Sistemas

Considering that as of December 31, 2015 Micro Sistemas fell under the provisions of section 206 of the LGS, which requires a mandatory reduction of capital stock, the Shareholders’ Meeting of Micro Sistemas held on April 12, 2016, approved a partial repayment of capital stock amounting to $250,000 argentine peso. This partial repayment will allow Micro Sistemas to overcome its inclusion in the provisions of section 206 of the LGS and to strengthen its equity. The mentioned partial repayment became effective on April 19, 2016 through a bank deposit.

d)	Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina

Telecom Argentina’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016, resolved, among other items, the following:

1. To approve Telecom Argentina’s Annual Report and financial statements as of December 31, 2015;

2. The constitution of a “Reserve for future cash dividends” amounting to $3,403 (equivalent to the total Retained Earnings as of December 31, 2015); and

3. To authorize Telecom Argentina’s Board of Directors to determine the allocation and distribution of such reserve according to business development, in one or several installments of up to $2,000, to be distributed to shareholders as cash dividends payable during 2016.

Telecom Argentina’s Board of Directors, at its meeting held on April 29, 2016, resolved to allocate $2,000 of the mentioned Reserve to a cash dividend distribution in two installments: $700 that will be available to shareholders from May 13, 2016 and $1,300 that will be available to shareholders during August 2016 (the specific date will be decided by the Telecom Argentina’s Management).

Additionally, Telecom Argentina’s Board of Directors approved the appointment of Mr. Germán Vidal and Mr. Ignacio Morán to perform duties as CEO and CFO of the Telecom Group, respectively, starting on May 12, 2016.

NORTEL INVERSORA S.A.

e)	Resolution No. 38/16 Mobile Virtual Operators Regulation

Resolution No. 38/16, issued by the Ministry of Communications on May 5, 2016, approved the new Regulation of Virtual Mobile Operators (“VMO”) and repealed Resolution SC No. 68/14, which had approved the Regulation of Virtual Mobile Operators previously stated by the ex SC.

The mentioned Resolution provides that Network Mobile Operators (“NMO”), which have spectrum and infrastructure (among them, Personal), shall file, within 120 days since the Resolution issuance, a Reference Offer (“the RO”) for those interested in providing VMO services. The RO shall be annually published in the NMO and the Regulatory Authority institutional web sites, and shall provide the economical and technical conditions (that will be freely established between the parties, reasonable, and nondiscriminatory), clearly stating the price and conditions of the services to be provided.

This new Regulation applies for Mobile Communications Service (SCM), which includes Mobile Telephone Service (STM), Cellular Mobile Radiocommunications Service (SRMC), Personal Communications Service (PCS) and Mobile Advanced Communications Service (SCMA). The Resolution also provides the procedures for the Services Contracts subscription between the NMO and the VMO, which will state the terms and conditions for the NMO to provide the VMO telecommunications network access and, if needed, telecommunications network interconnection.

As of the date of issuance of these consolidated financial statements, Personal Management is assessing the legal, constitutional, operational, economic and financial impacts of the new Resolution.

Baruki González
Chairman of the Board of Directors

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Nortel Inversora S.A.

Legal address: Alicia Moreau de Justo 50 – Floor 11

City of Buenos Aires

Tax Code No.: 30-64389741-1

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Nortel Inversora S.A. and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of March 31, 2016, the consolidated statements of income and of comprehensive income for the three-month periods ended March 31, 2016, the consolidated statements of changes in equity and of cash flows for the three-month period ended March 31, 2016 and selected explanatory notes.

The balances and other information for the fiscal year 2015 and interim periods are an integral part of the above-mentioned financial statements and therefore they should be considered in relation with those financial statements.

Management Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, as approved by the International Accounting Standards Board (IASB), which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations and is therefore responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 “Interim Financial Information” (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410) approved by the International Auditing and Assurance Standards Board (IAASB) and adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE. A review of interim financial information consists of inquiries of Company personnel responsible for preparing the information included in the condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not enable us to obtain assurance that we would became aware of all significant matters that could be identified in an audit. Therefore, we do not express an opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard No. 34.

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Nortel Inversora S.A., that:

a)	The condensed interim consolidated financial statements of Nortel Inversora S.A. are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	The separate condensed interim financial statements are derived from accounting records kept in their formal respects in conformity with legal provisions;

c)	We have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)	As of March 31, 2016, the debt of Nortel Inversora S.A. accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $98,678.98 and was not due at that date.

City of Buenos Aires, May 9, 2016

PRICE WATERHOUSE & CO. S.R.L. /s/ Mario A. Julio (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Mario A. Julio Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 323 F° 222

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 6, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations